SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

20 February 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

Annual Financial Report 2002

Novo Nordisk is committed to creating long-term value for its shareholders.
Investing in production facilities today ensures that the increasing demand for Novo Nordisk’s products can be met tomorrow.

MANAGEMENT REPORT
CORPORATE GOVERNANCE
RESEARCH AND DEVELOPMENT PIPELINE
FINANCIAL HIGHLIGHTS
FINANCIAL DISCUSSION
SHAREHOLDER INFORMATION
Board of Directors
Executive Management
SIGNATURES

Contents

Corporate news

1	Management report
6	Corporate governance
10	Research and development pipeline
12	Financial highlights
13	Financial discussion
57	Shareholder information
60	Board of Directors
61	Executive Management

Accounts and notes

20	Consolidated financial statements
44	Financial statements for Novo Nordisk A/S
52	Summary of the Group 1997-2002
56	Management statement and Auditors’ report

Front cover photograph: Project-management at work in the new NovoSeven® facility in Hillerød, Denmark.
Pictured, from left to right: Henrik Risborg (Product Supply, Novo Nordisk), Carsten Malmberg
(Novo Nordisk Engineering) and Charlotte Andersson (Novo Nordisk Engineering).

Edited by: Corporate Communications
Contributing writers: Bryan Wilder and Amy Brown
Translation: Corporate Communications
Photography: Jesper Westley
Design and production: Branded Design ApS, Copenhagen
Accounts and notes DTP: Strøm & Streg
Printed in Denmark: Bording A/S

MANAGEMENT REPORT

Dear stakeholders,

In 2002 we have expanded our capacity to deliver our life-saving drugs, sharpened our competitive focus and skills and have ultimately improved our market position in major markets — especially in the US, the world’s biggest pharmaceutical market — and we now believe the company is stronger than at the beginning of 2002.

The year 2002 has been a very challenging time for Novo Nordisk.

     On 10 April 2002 we announced that due to unexpected factors, full-year performance was not likely to meet our previous guidance. The reasons for the shortfall were partly time-related and partly performance- and market-related.

     At the end of 2001 wholesalers had stockpiled more insulin than usual, and subsequently de-stocked at the beginning of 2002. Our introduction of insulin analogues was going slower than expected. Sales of Norditropin® SimpleXx® in Japan were impacted by lower market growth and increased competition. First-quarter sales of NovoSeven® in Europe were flat due to seasonal fluctuations. In addition, there was an increasing level of parallel trade in Europe of diabetes care and HRT products — a trend which is expected to continue going forward.

     The combination of these factors meant that we had to revisit our guidance.

     However, we have responded strongly, yet in a balanced way to these challenges.

     We established a separate sales and marketing team in Japan to focus solely on Norditropin® SimpleXx®, and have thereby strengthened our competitive position. Our European organisation has been consolidated under one leadership with the aim to improve focus on sales activities and market monitoring.

     We have now improved monitoring and forecasting systems related to our sales and the distribution chain.

     We implemented a significant cost-containment programme, including a hiring freeze in all areas outside manufacturing and sales.

     We are very pleased to see the way in which the Novo Nordisk organisation has responded to these challenges.

     With these measures, Novo Nordisk has been able to meet the revised full-year targets without compromising our ability to grow our business in the longer term.

     On 22 July 2002 we suspended the phase 3 trials of ragaglitazar (NN622), a promising dual-acting insulin sensitiser. This was done based on urine bladder tumour findings in one mouse and a number of rats. We have now decided not to pursue risk assessment of the compound. The analysis included both data from the terminated clinical phase 3 studies and further animal tumour mechanism studies that turned out not to be conclusive.

     This decision does not imply that Novo Nordisk is stopping the search for new type 2 diabetes drugs — as we have decided to progress the development of NNN2344, another insulin sensitiser, based on the completed analysis of phase 2, where we found a good clinical efficacy and safety profile.

Mads Øvlisen and Lars Rebien Sørensen at the opening of the new European headquarters in Zurich, Switzerland.

     By the third quarter of 2002, the currency environment had become increasingly negative for Novo Nordisk, primarily the major currencies such as Japanese yen, US dollar and also Brazilian real.

     Therefore it is even more positive to see that, with the measures implemented as mentioned above, the performance of our business after the first quarter has been so strong that we have met the full-year targets set after the first quarter under quite different circumstances. In fact, in 2002 we have expanded our capacity to deliver our life-saving drugs, sharpened our competitive focus and skills and have ultimately improved our market position in major markets – especially in the US, the world’s biggest pharmaceutical market – and we now believe the company is stronger than at the beginning of 2002.

Financial performance in 2002 Operating profit grew by 7% to DKK 5,979 million primarily due to sales growth of 6% to DKK 25,187 million. Sales increased by 11% measured in local currencies. Net profit grew by 6% to DKK 4,095 million.

•	Diabetes care sales increased by 6% to DKK 17,665 million.
•	Sales within haemostasis management increased by 17% to DKK 3,621 million.
•	Sales within growth hormone therapy decreased by 2% to DKK 2,131 million.
•	HRT sales decreased by 6% to DKK 1,342 million.

BUSINESS HIGHLIGHTS 2002 Novo Nordisk’s business events and highlights from the year are as follows.

Reorganisation of European activities Several changes have been made in our European organisation during 2002. To strengthen coordination within the European markets, our two European business regions were merged into one in February, and subsequently relocated to a new European headquarters in Zurich, Switzerland.

     Our European Haematology Business Unit, Global HRT office and International Operations regional office are now also located in Zurich. In May, our three European Clinical Development Centres (CDCs) were unified into a single CDC Europe, also at the same location in Zurich.

     In June 2002 the seven European business areas were reorganised into five equal-sized business areas and in August a restructuring was initiated for the European organisations to increase attention on our sales activities, ensuring a stronger focus on our customers and the market opportunities in Europe.

Building a strong presence in Latin America In January 2002 Novo Nordisk acquired 76% of the voting shares and 39% of the total capital of Biobrás – a well-established company in the Brazilian diabetes care market. On 19 November we acquired an additional 55.4% of the total share capital in Biobrás. During December the remaining shares were redeemed and Biobrás was delisted from the São Paulo stock exchange. Consequently, Biobrás is now a wholly-owned subsidiary of Novo Nordisk. The total purchase price of Novo Nordisk’s shareholding after the redemption is BRL 133.5 million (DKK 380 million). The acquisition and full integration of Biobrásin the Novo Nordisk organisation is still subject to final clearance by the Brazilian competition authorities. This clearance is now expected to be obtained during the first half of 2003. With this investment we will be able to make our product portfolio available to a greater part of the Brazilian diabetes community than in the past.

Investment in research and development In 2002 we spent DKK 4,139 million on research and development.

•	We submitted an application for marketing authorisation in the EU and US for NN304 (insulin detemir), our long-acting insulin analogue, for the treatment of diabetes.
•	Our pulmonary insulin delivery device, AERx® iDMS (NN1998), developed jointly with Aradigm Corporation, entered phase 3 clinical development.
•	The NovoSeven® expansion programme continues with a number of studies taking place.
•	We signed a collaborative agreement with ZymoGenetics for the preclinical development of interleukin 21 (IL-21), a potential cancer treatment.

Investment in people Development of employees is one of the focus areas in Novo Nordisk’s global People Strategy. The Strategy is part of the company’s Balanced Scorecard, and so we measure our own ability to perform against targets for development of employees. In addition, 4,107 employees took part in a voluntary climate survey in 2002 which included questions related to development. The survey will be mandatory in 2003.

     Novo Nordisk has for some years set targets for the number and quality of development plans for employees. In 2002 more than 90% of managers established targets for how to develop their employees. The quality of development plans and activities is measured by employees and management, and they are audited by Novo A/S. More than DKK 150 million was spent on classroom training for employee development activities in 2002.

Investment in facilities In 2002 the company invested DKK 4.0 billion in new facilities. This is at an all-time high level which is necessitated by the increasing demand for our products. Our largest investment projects are a new Insulin Bulk Plant in Kalundborg, Denmark and a new NovoSeven® plant in Hillerød, Denmark. As these projects are completed or nearing completion, the capacity investment level is expected to be reduced significantly in 2003, and by 2004 reach a sustainable level relative to sales.

Share repurchase On 6 August 2002 the Board of Directors announced a share repurchase programme of up to DKK 2 billion worth of Novo Nordisk B shares in the open market. During 2002 Novo Nordisk’s repurchases amounted to DKK 386 million, equivalent to 1,786,762 B shares. The repurchased shares will be kept as treasury shares (see page 31).

     As of 31 December 2002, Novo Nordisk’s holding of its own shares (treasury shares) was 9,396,841 B shares, representing 2.65% of the total share capital. As of 6 February 2003, Novo Nordisk’s holding of its own shares was 9,621,841 B shares. A total of 407,244 B shares equal to 0.11% of the total share capital were sold during 2002 as part of either the existing share option incentive programmes for management or the general employee share programme.

Employee share programmes In May 2001 the Board of Directors decided to implement a global share programme for the employees in Novo Nordisk A/S and its subsidiaries. Each employee was offered the possibility to buy up to 100 B shares at DKK 100 per share. In Denmark the programme was executed in November 2001. Outside of Denmark the programme was executed in the first half of 2002 and in total 1,332,379 shares were sold to employees.

2   MANAGEMENT REPORT

Novo Nordisk is in line with the guidelines for good corporate governance on stock exchanges in Copenhagen, New York and London.

Social responsibility In 2002 we paid particular attention to the integration of social responsibility and human rights issues in the core business processes. One focus area is promoting equal opportunities. All business areas have formulated their individual action plans to remove barriers to equal opportunities and create an open organisational culture.

     Also in 2002, 90% of our first-tier suppliers were evaluated on their environmental and social responsibility, based on a self-assessment questionnaire and dialogue with our purchasers.

Environmental management With increases in eco-productivity at 16 percentage points for water and 15 percentage points for energy, the medium-range targets for ‘producing more with less’ are likely to be achieved, if not exceeded. The implementation of our new Environmental Management System, with six certificates to the ISO 14001 standard obtained, is instrumental in that it brings about increased awareness and participation among employees. As part of this, target-setting has shifted to a bottom-up process, involving nearly 4,000 employees through training.

Agreements and transactions Novo Nordisk is the largest shareholder in ZymoGenetics, Inc. In January 2002, ZymoGenetics completed an initial public offering on the NASDAQ stock exchange in the US of 10,000,000 shares of its common stock. Novo Nordisk now holds approximately 39% of the capital.

     During the first quarter, the transfer of Gabitril ® rights outside North and South America by Sanofi-Synthelabo to Anesta/ Cephalon also contributed to Novo Nordisk’s income.

     In the second quarter of 2002 our former subsidiary Hermedico BV was sold. Hermedico BV is a medical supplier in the Netherlands with focus outside the core business of Novo Nordisk.

     On 4 October 2002 we reached an out-of-court settlement with Becton, Dickinson and Company, ending a five-year-old patent infringement lawsuit brought by Novo Nordisk regarding the needles used with pen-type insulin delivery systems, such as Novo Nordisk’s NovoPen® 3.

     On 13 November 2002 the Danish Supreme Court decided that a tax deduction of about DKK 415 million claimed by Novo Nordisk in 1998 in connection with an employee share programme would be allowable under Danish law. As the impact of the original employee share programme was recorded under shareholders’ funds, the tax consequence of DKK 120 million has impacted equity positively.

     In the fourth quarter of 2002 licence fees and other operating income was elevated primarily due to the transfer of Gabitril ® marketing rights in the US from Abbott Laboratories to Anesta/Cephalon and a minor patent settlement related to the US market.

CORPORATE GOVERNANCE Novo Nordisk is in general in compliance with the codes of good corporate governance designated by stock exchanges in Copenhagen, New York and London where Novo Nordisk is listed. However, for more information see page 6.

     Below is a review of key Novo Nordisk corporate governance highlights for 2002.

Board of Directors In February 2002 the employees elected three directors for a four-year term. Anne Marie Kverneland and Stig Strøbœk were re-elected and Johnny Henriksen was elected as a new employee representative. Tove Funder-Nielsen did not seek re-election and, after serving eight years, left the Board of Directors. We wish to thank Tove for her dedication and hard work.

     At the Annual General Meeting in March 2002, Kurt Anker Nielsen and Ulf J Johansson were re-elected to the Board for a three-year term. See page 60 for more details.

Executive Management In March 2002 Lise Kingo, senior vice president, Stakeholder Relations was appointed executive vice president and member of Novo Nordisk’s Executive Management. At the same time, two of the current Executive Management members, Lars Almblom Jørgensen and Kåre Schultz, changed positions so that Lars Almblom Jørgensen became chief of quality, personnel and other corporate staffs and Kåre Schultz assumed the position of chief operating officer.

European report on takeover bids A report issued in January 2002 commissioned by the European Commission ( Report of the High Level Group of Company Law Experts on Issues Related to Takeover Bids ) recommended that any special voting rights should be overruled in a hostile takeover bid situation provided the bidder acquires at least 75% of the company’s risk-bearing capital.

     However, Novo Nordisk is in favour of maintaining a differentiated voting class system with A and B shares as it promotes continuity and expansion by enabling the founders of a company to raise capital for developing the company, while at the same time retaining control of the company. This stability allows the company to develop in accordance with its long-term visions rather than on the basis of short-term interests, while at the same time serving the shareholders’ interests.

Dividend policy and share performance At the Annual General Meeting on 25 March 2003, the Board of Directors will propose a dividend for 2002 of DKK 3.60 per share of DKK 2, up from DKK 3.35 per share in 2001, corresponding to an increase in dividend paid of 7%. No dividend will be paid on the company’s holding of own shares.

     Novo Nordisk’s B share price on 31 December 2002 on the Copenhagen Stock Exchange was DKK 205 and our ADRs on the New York Stock Exchange were USD 28.90. This represents a decrease in the share price of 40% and 28% respectively. Apart from the Novo Nordisk-specific issues mentioned, this development reflects a lower absolute level for the US dollar versus the Danish krone and a general trend for the most traded shares in the pharmaceutical industry worldwide, where the index decreased by 32%. In Europe the index of the most traded shares in the pharmaceutical industry decreased by 32%, whereas the similar US index decreased by 22%.

MANAGEMENT REPORT   3

Long-term financial targets The long-term financial targets of Novo Nordisk were defined and communicated to the stock market in 2001:

•	Operating profit (EBIT) growth of 15% per annum
•	Operating margin (EBIT margin) of 25%
•	Return on invested capital (ROIC) of 25% per annum
•	Cash to earnings ratio of 60% as a three-year average.

     The targets were selected to ensure management focus on long-term growth of the business, transformation of results into cash and pursuing a significant improvement in return on invested capital. The pursuit of these long-term targets will support the creation of a competitive shareholder return.

     The currency development during the second half of 2002 will have a significant negative impact on Novo Nordisk’s operating profit in 2003. In fact, if Novo Nordisk’s main invoicing currencies remain at their current levels, it is likely that Novo Nordisk will be unable to meet its 15% operating profit growth target in 2003.

     Even if this proves to be the case, our view is that the 15% growth target is still a realistic and prudent target which Novo Nordisk will be able to meet most years, based on the performance of the recurring business and assuming that currencies are relatively stable. Our ability to deliver on the target in a particular year will however be impacted by significant changes in currency exchange rates or events of a non-recurring nature.

OUTLOOK FOR THE YEAR 2003 The strong demand for insulin products in general and the continued market penetration of the Novo Nordisk insulin analogue portfolio, combined with the expectation of increasing NovoSeven ® sales, underpins Novo Nordisk’s expectations of a double-digit sales growth in local currencies for 2003. However, given the significant lower present level for Novo Nordisk’s major currencies the sales growth measured in Danish kroner will be negatively impacted by approximately 8 percentage points. Measured in Danish kroner sales are expected to increase by more than 5%.

     For 2003 growth in operating profit measured in local currencies is expected to be close to 20%. However, measured in Danish kroner operating profit will grow towards 5%, reflecting a negative currency impact of around 15 percentage points on operating profit if the present currency exchange rates remain at the current level throughout the full year of 2003.

     The expectations for growth assume that licence fees and other operating income will be realised at a level similar to the DKK 1 billion realised in 2002. For 2003 this includes a significant income related to the settlement of a patent dispute with Aventis in January 2001. As a major proportion of this nonrecurring income is expected to be realised in the final quarter of the year, the operating profit growth for this quarter will be above average.

     As Novo Nordisk has hedged expected cash flows for 2003 in relation to USD, JPY and GBP, the negative influence from the depreciation of those main currencies versus DKK on operating profit will be offset by currency hedging gains included in net financials. Net financial income is expected at the level of DKK 600 million for the year.

     For 2003 Novo Nordisk expects the tax rate to be 34%, 1 percentage point lower than the tax rate realised in 2002.

      Net profit in 2003 is expected to grow towards 10%. Apart from growth in operating profit this reflects the expected significant income from the hedging of the exposure in major currencies for 2003 and expectations for a lower income tax rate compared to 2002.

     Novo Nordisk plans to invest DKK 3.5 billion in fixed assets in 2003, and depreciation and amortisation for 2003 are expected to be realised at the level of DKK 1.5 billion.

     Given the lower anticipated capacity expenditure level for 2003 free cash flow is expected to exceed the free cash flow realised in 2002.

     All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2003. All other things being equal, a 5% movement in USD, JPY and GBP rates is estimated to have an annual impact on operating profit of DKK 160 million, DKK 130 million and DKK 75 million, respectively.

     All in all, 2002 was an eventful year for the company. We believe that the challenges we faced in 2002 have made us stronger. Within the diabetes area we are on track to become the first company with a full unique portfolio of insulin analogues, designed to improve the lives of people with diabetes. In haemostasis management, we are conducting a range of trials which we believe could establish NovoSeven® as the world’s first general haemostatic agent. In addition we have a number of exciting products in our research and development pipeline. Last but not least, our organisation has shown a remarkable fighting spirit, which makes us look forward to the coming year and the challenges that it may bring.

6 February 2003
Mads Øvlisen, chairman of the Board of Directors
Lars Rebien Sørensen, president and CEO

4   MANAGEMENT REPORT

DIABETES CARE

Insulin analogues and oral treatment sales growth

Insulin products and delivery devices accounted for 91% of Novo Nordisk’s diabetes care sales in 2002. The rest came from sales of the oral treatment for type 2 diabetes, NovoNorm® (Prandin® in the US) and Glucoformin® (metformin).

     Our total sales of diabetes products in 2002 grew by 6%. This was driven primarily by sales growth in International Operations (which includes South & Central America, the Middle East, Africa, Asia and South East Europe) and North America, followed by Europe. Sales in Japan & Oceania declined slightly, mainly because of currency depreciations and mandatory price reductions in Japan.

     Novo Nordisk’s fastest-growing diabetes product area was insulin analogues, whose sales rose by 160% from 2001.

     In July 2002 we suspended phase 3 trials of ragaglitazar (NN622), our dual-acting insulin sensitiser (see page 2).

     In 2002, we launched NovoMix® 30 FlexPen® (NovoLog® Mix 70/30 in the US) in Europe and the US.

     Also in 2002, our long-acting insulin analogue NN304, known as insulin detemir, was submitted for regulatory approval in Europe and the US for the treatment of diabetes.

HAEMOSTASIS MANAGEMENT

Demand for NovoSeven® increasing

Sales of NovoSeven® continued to rise steadily in 2002, by 17%, mainly in the US and Europe.

     During the year, clinical studies have started to indicate that NovoSeven® could become the world’s first general haemo-static agent.

     Several clinical phase 2 studies are now under way globally to test how NovoSeven® works in relation to other bleeding situations, such as bleedings in emergency and during elective surgery. The trials, conducted in parallel, involve about 200 people each in various patient groups.

     Among other studies, an exploratory safety study of NovoSeven® in patients with brain haemorrhaging was completed in 2002, and these results have encouraged further ongoing testing, this time for haemostatic effect.

     Conclusions from a study on the drug’s use during liver surgery are expected in 2003.

GROWTH HORMONE THERAPY

Increase in sales for Norditropin® SimpleXx®

During 2002 sales of human growth hormone products outside Japan increased by 12%, driven by the continued roll-out of the liquid recombinant growth hormone, Norditropin® SimpleXx®, in North America and Europe.

     In Japan, sales decreased by 16% due to a combination of mandatory price reductions, depreciation of the Japanese yen and generally negative market growth.

     Norditropin® SimpleXx® is now awaiting approval by the European Union (EU) for the treatment of infants who are born small for their gestational age and remain so. The EU’s authorisation of Norditropin® SimpleXx® for this new therapeutic application is expected in 2003.

HORMONE REPLACEMENT THERAPY

Low-dose preparations with natural oestrogen

Sales of hormone replacement therapy (HRT) products for women decreased by 6% during 2002. This reflected increased parallel trading in Europe and weaker demand in general after the termination of a US study with a competitor product which contains different ingredients to our products.

     However, this decline in sales was not as great as that experienced by the market in general, and therefore our HRT market share has grown.

     Novofem®, now being launched in Europe, is a low-dose, sequential combined oral therapy for women who require symptom relief and regular cycle control.

LEGAL NOTICE

Forward-looking statement

This Annual Financial Report contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations.

     Factors that may affect future results include, among other things, market factors, competitive product development, changes to wholesaler inventory levels, interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses. Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 26 April 2002. Please also refer to the section ‘Financial risk factors’ in this Annual Financial Report, and to the company’s Form 20-F for 2002, which will be filed before the end of April 2003.

     Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

CORPORATE GOVERNANCE

Novo Nordisk’s approach

For many years, Novo Nordisk has applied principles of good corporate govern-
ance that support its business and give value to its stakeholders. These are not just formal rules, but an entire culture that strives to establish and maintain good governance at all levels of the organisation.

The Novo Nordisk Way of Management consists of the company’s Vision, Charter, committment to the Triple Bottom Line and Policies, and it ensures the long-term growth and welfare of the company. For information on the Novo Nordisk Way of Management and how it is governed, please see page 12 of the Sustainability Report 2002.

     Novo Nordisk recognises the value of an open and active dialogue with its stakeholders in order to develop and strengthen its businesses. This is aided by transparency in the way the company conducts its business.

ORGANISATIONAL STRUCTURE Novo Nordisk is organised under Danish law as a public limited liability company. As such, the company has a two-tier board structure consisting of a Board of Directors and Executive Management. The Board of Directors supervises the performance of the company, its management and organisation on behalf of the shareholders. It also participates in determining the company strategy. Executive Management, on the other hand, has responsibility for the company’s daily operations. The two bodies are separate, and no one serves as a member of both.

SHAREHOLDERS’ GENERAL MEETING Within the framework established by laws and regulations, shareholders have the ultimate authority over the company, and they exercise their right to make decisions affecting Novo Nordisk at general meetings.These are called with approximately three weeks’ notice, and the agenda is accompanied by proxy forms enabling the shareholder to vote specifically on each item. All shareholders may attend the general meetings and ask questions, and Novo Nordisk strives to reply to all of them. Any proposal for resolution at the annual general meeting must be submitted by the shareholders in writing to the Board of Directors not later than 1 February of any given year.

     The annual general meeting approves the annual financial report. Further, the general meeting elects four to ten board members, and, subject to applicability, one or two external auditing firms.

     The share capital in Novo Nordisk is divided into A shares and B shares. The A shares, which are owned by the Novo Nordisk Foundation via Novo A/S, have 10 votes per share, whereas the B shares have one vote. Such A shares cannot be divested by Novo A/S or the Foundation. The voting power of the A shares represents 64.1% of the entire voting power in the company. The A shares cannot be sold and are not listed, but the B shares are listed on the Copenhagen and London stock exchanges, and on the New York Stock Exchange in the form of ADRs.

     Novo Nordisk is of the opinion that the current ownership structure with differentiated voting rights has been and continues to be appropriate and preferable for the long-term development of the company. A revocation of the current voting rights differentiation cannot be implemented as this would violate the Articles of Association of the Novo Nordisk Foundation as approved by the Danish foundation authorities. For further information on shares please see page 31.

THE BOARD OF DIRECTORS The Board currently consists of nine directors. Six are elected by shareholders at general meetings, and three are elected by and among Novo Nordisk employees in Denmark.

     Shareholder-elected board members serve a three-year term and may be re-elected at the general meeting. According to the Rules of Procedure of the Board of Directors, however, board members must retire at the first general meeting after having reached the age of 70.

     The aim is to compose a board consisting of persons who have such knowledge and experience that the board can, in the best possible way attend to the interests of the shareholders, the company and other stakeholders of the company. The board actively contributes to developing the company as a focused global pharmaceutical company and supervises Executive Management in its decisions and operations. Executive search

6   CORPORATE GOVERNANCE

Novo Nordisk recognises the value of an open and active dialogue with its stakeholders in order to develop and strengthen its businesses. This is aided by transparency in the way the company conducts its business.

has been contributing to identify directors that meet such criteria. Descriptions of the qualifications of nominated candidates for the board accompany the agenda of the general meeting.

     According to Danish law, Novo Nordisk employees in Denmark are entitled to be represented by half of the total number of board members elected at the general meeting. Thus, employees have elected three board members, each of whom serves for a four-year term. For information on each board member, please see page 60.

     The chairman and the deputy chairman constitute the chairmanship of the Board of Directors. They carry out a number of administrative tasks, such as the planning of board meetings to ensure an appropriate balance between determination of overall strategy and the financial and managerial supervision of the company. Other tasks include recommending the remuneration of board members and executives, suggesting potential new board members to be elected by the general meeting, and supervising the auditing of the company’s accounts. The board works without permanent committees. Novo Nordisk believes that each board member must have the opportunity to contribute actively to all discussions and have access to all relevant information, hence the limited number of board members.

     The Board ordinarily meet seven times a year including the meetings held at the announcements of the financial results and the annual general meeting.

     The board ensures via a fixed annual calendar that it addresses the main tasks in a timely manner, as illustrated on page 8.

EXECUTIVE MANAGEMENT Executive Management is responsible for the day-to-day management of the company. It consists of the president and CEO, and five other executives. The board is responsible for the appointment of Executive Management and their remuneration. For information on each executive please see page 61. Novo Nordisk has the tradition that the CEO acts as external spokesperson for company matters.

REMUNERATION POLICY The remuneration policy is designed to attract, retain and motivate the board members and executives.

     Each board member receives a fixed fee per year at a competitive level. The total amount allocated for the remuneration of the board members is approved by the general meeting in connection with the approval of the annual financial report. Board members are not offered stock options, warrants or participation in other incentive schemes.

     Executive remuneration is evaluated against a Danish benchmark of large companies with international activities. The remuneration package is determined by the Board of Directors, and should align the interests of the executive with those of the shareholders. The remuneration package for 2002 to executives consisted of basic salary, including benefits in kind (at least 75%) and rewards for the achievement of annually predefined individual performance targets (up to 25%). In addition long-term benefits such as share options are granted when predefined overall business targets have been achieved.

     For further information on board members’ and executives’ remuneration, please see page 36.

ASSESSMENT OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT An annual self-assessment procedure has been formalised to improve the performance of the Board of Directors and Executive Management. The process evaluates whether each board member participates actively in the board discussions and contributes with independent judgement, and that the environment supports open discussion at board meetings.

     The board continuously assesses, formally once a year, the performance of each executive. The chairman also conducts an annual interview with each executive.

RISK MANAGEMENT Novo Nordisk has processes to identify, assess and manage business risks. The major risks of not achieving the company’s business objectives have been linked into its Balanced Scorecard for regular reporting to management.

     In 2002, Novo Nordisk established a process to standardise and optimise the company’s risk management system. This has resulted in an improved reporting structure.

     Executive Management has responsibility for conducting the ongoing risk management process including risk identification, risk assesment and evaluation of risk probability within their areas of responsibility.

INTERNAL CONTROL The board has overall responsibility for the Novo Nordisk Group’s system of internal control. The company has an internal audit function, Group Internal Audit, which provides independent, objective assurance on the internal control environment. In order to ensure that the internal audit function is working independently of management, the vice president of Group Internal Audit reports quarterly to the board chairmanship.

     Once a year, the board conducts a review of the effectiveness of the Novo Nordisk Group’s system of internal control, including finance, operations and compliance. The review is based on reports from Group Internal Audit as well as the external auditors.

     Once a year, the external auditors issue a long-form audit report to the Board of Directors. It includes any significant internal control weaknesses identified during the audit. In addition a more detailed management report on internal controls and accounting issues is provided to Executive Management.

AUDIT Two independent auditing firms are elected by the general meeting, and act in the interest of the shareholders, as well as the public in general. The auditors report significant findings directly to the board, and the chairmanship supervises the annual audit process. This includes a direct meeting between the chairmanship and the auditors without the participation of executives.

CORPORATE GOVERNANCE   7

Fixed annual calendar of the Board of Directors

Responsibility		Activities	Frequency

Management	Ensure the right Executive Management of the company Ensure the right organisation of the company	Organisational audit, including succession planning, review of compliance with the Novo Nordisk Way of Management Review of quality systems	Annually at board meetings Annually at board meetings

Performance	Supervise the financial development of the company Supervise Executive Management’s day-to-day management of the company	Review of financial reports Evaluation of financial performance Evaluation of performance against targets and financial expectations for full year	Monthly and quarterly circular Quarterly at board meetings Quarterly at board meetings

Strategy	Participate in the overall management of the company Participate in determining the strategy for the company, and approve major business plans and decisions	Strategy review of business development, including non-financial elements of sustainable development Approval of budget, including review against established strategies	Annually at 3–4 days off-site board meeting, visiting key sites Annually at board meetings

Corporate governance codes

Novo Nordisk’s B shares are listed on the Copenhagen and London stock exchanges and on the New York Stock Exchange in the form of ADRs. The stock exchanges have each designated or are expected to designate a code of corporate governance relevant for companies listed on such stock exchange. Novo Nordisk’s approach towards these codes are described below:

Copenhagen Stock Exchange – Nørby Committee recommendations
There are no obligations to comply with the recommendations, but it is recommended to relate to them. Novo Nordisk is in general in compliance with all recommendations with the following comments:

Recommendation:	Novo Nordisk approach:

The annual report must be presented in accordance with the relevant Danish laws, and it is recommended that the board considers applying International Accounting Standards (IAS), possibly supplemented by other accepted standards such as US GAAP, if trade conditions or other circumstances make this relevant in relation to the information requirements of the recipients, including for reasons of comparability.	Current reporting is based on Danish GAAP with reconciliation to US GAAP. Novo Nordisk will implement International Accounting Standards (IAS) no later than 2004.

Re-election of the chairman and the other board members for a combined period of more than nine years is not recommended.	One board member has been in office for more than nine years, because he also served as board member during his 19-year term as chief executive officer of Novo Nordisk.

For information on the Nørby Committee recommendations, DK www.corporategovernance.dk

For information on the New York Stock Exchange’s proposed standards, US www.nyse.com	For information on the Combined Code, UK www.fsa.gov.uk

8   CORPORATE GOVERNANCE

New York Stock Exchange — proposed corporate governance standards
Proposal for foreign listed companies to describe significant differences between NYSE and their corporate governance standards. Novo Nordisk is in general in compliance with all proposed standards with the following comments:

Proposed standard:	Novo Nordisk approach:

Listed companies must have a majority of independent board members.	The majority of shareholder-elected board members are independent as defined in the standards. The employees have, however, elected three board members in accordance with Danish law.

Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	The chairman and the vice chairman serve as nominating/corporate governance committee and present proposals for the board’s decision.

Listed companies must have a compensation committee composed entirely of independent board members.	The chairman and the vice chairman serve as compensation committee and present proposals for the board’s decision.

Increase the authority and responsibility of the audit committee, including granting it the sole authority to hire and fire independent auditors, and to approve any significant non-audit relationship with the independent auditors.	Novo Nordisk has no separate audit committee as the whole board serves as audit committee.

To increase shareholder control over equity-compensation plans, shareholders must be given the opportunity to vote on all equity-compensation plans, except inducement options, plans relating to mergers or acquisitions, and tax-qualified and excess benefit plans.	The principles for management remuneration and equity-based incentive schemes are described in the annual financial report, to be approved by the shareholders, and are presented at the general meeting.

Listed companies must adopt and disclose corporate governance guidelines.	Novo Nordisk has established a framework for corporate governance and the main topics are dealt with in the rules of procedure of the Board of Directors. Novo Nordisk will publish an overview when NYSE has finally established the corporate governance standards.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for board members or executive officers.	Novo Nordisk has established a framework for business conduct and ethics and such topics are dealt with in a number of existing rules and guidelines. Novo Nordisk will publish an overview when NYSE has finally established the corporate governance standards.

London Stock Exchange — the Combined Code
There are no obligations to comply with or to relate to the code principles or the code provisions. Novo Nordisk is in general in compliance with all code provisions with the following comments:

Recommendation:	Novo Nordisk approach:

To avoid potential conflicts of interest, boards of directors should set up remuneration committees of independent non-executive directors.	All shareholder-elected board members are independent non-executive directors as defined in the code. However, the chairman and the vice chairman serve as remuneration committee and present proposals for the board’s decision.

In preparing the remuneration report, the board should include items such as details of management remuneration package, share options, pension, notice periods in excess of one year etc.	The annual financial report includes details of the remuneration package of each individual director and executive, including the value of share-based incentive schemes.

Shareholders should be invited specifically to approve all new long-term incentive schemes (as defined in the Listing Rules) save schemes offered to all employees or in exceptional circumstances schemes for one board member.	The principles for incentive schemes are described in the annual financial report, to be approved by the shareholders, and are presented at the general meeting.

The board’s annual remuneration report to shareholders need not be a standard item of agenda for general meetings. But the board should consider each year whether the circumstances are such that the general meeting should be invited to approve the policy set out in the report and should minute their conclusions.	The principles for remuneration policy are described in the annual financial report, to be approved by the shareholders, and are presented at the general meeting.

Companies should arrange for the notice of the general meeting and related papers to be sent to shareholders at least 20 working days before the meeting.	The date at which the general meeting will be held as well as all significant proposals are published in the announcement of the annual results. However, the notice of the annual general meeting is sent to shareholders approximately 20 calendar days before the meeting.

The board members should, at least annually, conduct a review of the effectiveness of the group’s system of internal control and should report to shareholders that they have done so. The review should cover all controls, including financial, operational and compliance controls and risk management.	Once a year, the board conducts a review of the effectiveness of the Novo Nordisk Group’s system of internal control, including finance, operations and compliance. However, the review is not reported to the shareholders.

The board should establish an audit committee of at least three directors, all non-executive.	Novo Nordisk has no separate audit committee as the whole board serves as audit committee.

CORPORATE GOVERNANCE   9

RESEARCH AND DEVELOPMENT PIPELINE

Development of new drugs

In 2002, Novo Nordisk invested 16% of total group turnover in the development of innovative drugs and delivery devices.

Phase 1
 The substance is being tested on a limited number of healthy volunteers.

NN414
An orally active potassium channel opener, under investigation for its effects on insulin secretion. NN414 is a selective opener of the ATP sensitive potassium channel subtype expressed in the ß-cell (the insulin-secreting pancreatic cells). In preclinical experiments, ß-cell sparing effects of NN414 have been demonstrated. Possible indications include treatment of impaired glucose tolerance (IGT) and type 2 diabetes as well as intervention in type 1 diabetes at diagnosis.

NN344
A soluble, long-acting human insulin analogue for once-daily insulin treatment of diabetes, with long duration of action and a very predictable response.

NN2501
An orally active glucagon antagonist for the treatment of type 2 diabetes. Glucagon receptor antagonists have the potential to be used in the treatment of type 2 diabetes due to the ability to inhibit excessive hepatic glucose production.

Phase 2
The substance is being tested on a limited number of patients in short-term treatment.

NN2211
A once-daily long-acting derivative of the natural human hormone GLP-1 (glucagon-like peptide) for treatment of type 2 diabetes. NN2211 stimulates pancreatic insulin production and secretion and decreases the secretion of glucagon — both in a glucose-dependent manner. Thus, NN2211 has been shown to lowerblood glucose with little or no risk of inducing hypoglycaemia. Likewise, NN2211 is similar to GLP-1 and is expected to affect appetite regulation and gastric emptying leading to weight stability or potentially to weight loss. During preclinical testing NN2211 increased the ß-cell mass in animal models of type 2 diabetes leading to speculations about its potential ß-cellregeneration capacity.

Balaglitazone (NN2344)
A potent insulin sensitiser for the treatment of type 2 diabetes, which increases glucose uptake in the peripheral tissue. This insulin sensitiser is licensed from Dr Reddy’s Research Foundation.

NovoSeven® (NN007) general haemostasis
Novo Nordisk is carrying out a clinical expansion programme aimed at regulatory filing of new indications for NovoSeven®, originally developed for people with haemophilia with inhibitors. If successful, this project is expected to position NovoSeven® as the world’s first general haemostatic agent.

ASIS
A project focused on using Active Site Inhibited Seven (ASIS) for the treatment of Acute Respiratory Distress Syndrome (ARDS) has entered phase 2 of clinical development. ASIS is an inactivated form of recombinant Factor VIIa (NovoSeven®), which has proven to work in animal models of several diseases, including ARDS which is a condition associated with a high mortality rate.

Growth hormone therapy
A project focused at using growth hormone for treating complicated fractures has entered phase 2 of clinical development.

10   RESEARCH AND DEVELOPMENT PIPELINE

Phase 3
The substance is being tested on a large number of patients in long-term treatment.

AERx® iDMS (NN1998)
The AERx® insulin Diabetes Management System is a pulmonary delivery system for administering human insulin by inhalation. Development is based on collaboration with Aradigm Corporation of Hayward, California, using their AERx® Drug Delivery System, designed to enhance the precision of dosing and increase the convenience to end-users by reducing the need for injections. The AERx® insulin system allows precise unit dosing and has the same or lower variability than subcutaneous administration. Further the electronic AERx® system allows for unique compliance monitoring. A two-year phase 3 safety study on AERx® has now been started.

NovoMix® 50 and 70 (NN1185)
These are premixed formulations of the rapid-acting insulin analogue, insulin aspart. NovoMix® 50 and 70 will be linked to the introduction of a three times daily concept in type1 and type 2 diabetes for superior glycaemic control without increasing the risk of hypoglycaemia. NovoMix® 50 and 70 are targeted towards more intensified premix therapy.

Submitted for registration
Following clinical trials, applications for registration are submitted to the authorities in the countries where marketing approval is sought.

Insulin detemir (NN304)
A soluble basal insulin analogue with neutral pH and a unique mechanism of protraction providing a smooth and more predictable action profile and offering a longer duration of action compared to conventional NPH insulins. Insulin detemir is for treatment of both type1 and type 2 diabetes. In phase 3 studies, it has consistently been shown that people using insulin detemir have a reduced risk of night-time hypoglycaemia and that they do not gain any weight after insulin initiation or intensification — a common effect with other insulins. Insulin detemir has been submitted for registration in the US, Europe and other countries and is currently in phase 3 trials in Japan.

Norditropin® SimpleXx®: human growth hormone (NN1610)
Human growth hormone is now awaiting EU approval of the new indication for growth disturbance in children born small for gestational age (SGA), who have failed to show catch-up growth.

Financial highlights

	1998		1999	2000	2001		2002		Change		2001	2002
Net turnover	DKK million		DKK million	DKK million	DKK million		DKK million		2001-2002		EUR million	EUR million

Diabetes care	9,818		11,777	14,578	16,624		17,665		6%		2,239	2,380
Haemostasis management (NovoSeven®)	576		1,313	2,270	3,096		3,621		17%		417	488
Growth hormone therapy	1,498		1,721	2,107	2,164		2,131		(2%	)	291	288
Hormone replacement therapy	1,094		1,130	1,306	1,435		1,342		(6%	)	193	181
Other	661		482	550	457		428		(6%	)	62	56

Total turnover	13,647		16,423	20,811	23,776		25,187		6%		3,202	3,393

Europe	7,299		7,805	9,131	10,553		10,880		3%		1,421	1,465
North America	1,572		2,769	4,114	5,277		5,913		12%		711	797
Japan & Oceania	2,854		3,761	4,697	4,498		4,239		(6%	)	606	571
International Operations	1,922		2,088	2,869	3,448		4,155		21%		464	560

Total turnover	13,647		16,423	20,811	23,776		25,187		6%		3,202	3,393

Price and volume/mix	11%		15%	16%	17%		11%
Currency	(3%	)	5%	11%	(3%	)	(5%	)

Total growth	8%		20%	27%	14%		6%

	1998	1999	2000	2001	2002	Change		2001	2002
Key figures	DKK million	DKK million	DKK million	DKK million	DKK million	2001-2002		EUR million	EUR million

Operating profit (EBIT)	2,933	3,527	4,816	5,614	5,979	7%		756	804
Net financials	243	(178)	24	416	321	(23%	)	57	45
Profit before taxation	3,176	3,349	4,840	6,030	6,300	4%		813	849
Net profit	2,016	2,001	3,087	3,865	4,095	6%		521	551
Shareholders’ funds	15,776	15,876	16,981	20,137	22,928	14%		2,712	3,088
Total assets	22,085	23,082	24,920	28,905	31,496	9%		3,893	4,242
Capital expenditure (net)*	1,648	1,265	2,141	3,846	4,011	4%		518	540
Free cash flow	706	1,533	2,712	186	497	167%		25	67

	1998	1999	2000	2001	2002	Change		2001	2002
Per share/ADR of DKK 2	DKK	DKK	DKK	DKK	DKK	2001-2002		EUR	EUR

Earnings per share	5.43	5.60	8.84	11.18	11.81	6%		1.51	1.59
Earnings per share diluted	5.43	5.59	8.82	11.10	11.72	6%		1.50	1.58
Proposed dividend	1.55	1.95	2.65	3.35	3.60	7%		0.45	0.48
Quoted price at year-end for B shares	153	178	285	342	205	(40%	)	46	28

								Long-Term
	1998		1999	2000	2001	2002		financial targets
Ratios	%		%	%	%	%		%

Growth in operating profit (EBIT)	20.2%		20.3%	36.5%	16.6%	6.5%		15%
Growth in operating profit, three-year average	N/A		N/A	25.7%	24.5%	19.9%
Operating profit margin	21.5%		21.5%	23.1%	23.6%	23.7%		25%
Return on invested capital (ROIC)	14.4%		15.3%	22.0%	23.1%	20.1%		25%
Cash to earnings	35.0%		76.6%	87.9%	4.8%	12.1%
Cash to earnings, three-year average	N/A		48.4%	66.5%	56.4%	34.9%		60%
Net profit margin	14.8%		12.2%	14.8%	16.3%	16.3%
Return on shareholders’ funds	12.6%		12.6%	18.8%	20.8%	19.0%
Equity ratio	71.4%		68.8%	68.1%	69.7%	72.8%
Change in market capitalisation	(16.5%	)	13.7%	56.2%	20.4%	(40.4%	)

* For 2002 capital expenditure (net) include fixed assets acquired in connection with the aqcuisition of Biobrás (DKK104 million/EUR 14 million).
Figures for 1998-1999 are derived from the consolidated accounts of the former Novo Nordisk Group (prior to the demerger) — all dividend is allocated to the continuing Novo Nordisk. Key figures and per share data are translated into EUR as supplementary information — the translation is based on the currency rate at 31 December 2002 (EUR 1=DKK 7.4243).

12   FINANCIAL HIGHLIGHTS

FINANCIAL DISCUSSION

Financial discussion 2002

In 2002 Novo Nordisk’s sales increased by 6% from 2001 to DKK 25,187 million. Sales increased by 11% measured in local currencies. Operating profit in 2002 increased by 7% from 2001 to DKK 5,979 million. The growth is based on 6% growth in both sales and total costs and 15% growth in licence fees and other operating income.

In all respects 2002 has been a very challenging year for Novo Nordisk. On 10 April 2002 we announced that due to unexpected factors, full-year performance was not likely to meet our previous guidance. The expected growth in operating profit for 2002 was reduced to a 5-10% range, dependent on the development in foreign exchange rates.

     At the end of 2001 wholesalers had stockpiled more insulin than usual, and subsequently de-stocked at the beginning of 2002. Our introduction of insulin analogues was going slower than expected. Sales of Norditropin® SimpleXx® in Japan were impacted by lower market growth and increased competition. First-quarter sales of NovoSeven® in Europe were flat due to seasonal fluctuations. In addition, there was an increasing level of parallel trade in Europe of diabetes care and HRT products — a trend which is expected to continue going forward.

     The currency environment during 2002 has not been in Novo Nordisk’s favour. Two of the main invoicing currencies, the US dollar and Japanese yen, have on average depreciated compared to Danish kroner, by 5% and 8%, respectively. Additionally, a number of minor invoicing currencies especially within International Operations have decreased in value versus the Danish krone. The development in foreign exchange rates throughout 2002 led to a significant negative impact on Novo Nordisk’s performance in 2002 measured in Danish kroner.

     Besides the financial challenges, Novo Nordisk has in 2002 been busy upgrading the product range, with the continued roll- out of innovative offerings such as NovoRapid®, InnoLet® and the launch of NovoMix® 30/NovoLog® Mix 70/30, the new dual-release insulin analogue, in the US and a number of countries in Europe and International Operations. In 2002, a number of Novo Nordisk’s development projects progressed in the late phases. In September, Novo Nordisk and Aradigm Corporation announced the initiation of the phase 3 clinical programme for NN1998 — AERx® iDMS (pulmonary insulin). In the fourth quarter of 2002, Novo Nordisk submitted for registration insulin detemir (NN304), the long-acting basal insulin analogue, with the health authorities in the EU and the US. Upon approval of insulin detemir Novo Nordisk will be the only company offering a full range of insulin analogues. In 2002 Novo Nordisk suspended the phase 3 trials of ragaglitazar (NN622), a promising dual-acting insulin sensitiser. This was done based on urine bladder tumour findings in one mouse and a number of rats. We have now decided not to pursue further development of NN622 based on a renewed benefit/risk assessment of the compound. The analysis included both data from the terminated clinical phase 3 studies and further animal tumour mechanism studies that turned out not to be conclusive.

     Novo Nordisk continued its significant production capacity investment programme during 2002, the biggest investment programme ever in Novo Nordisk. During the year, two major investment projects, the new NovoSeven® factory in Hillerød and the Insulin Production facility in Kalundborg were inaugurated. Both factories will support the continued successful roll-out of Novo Nordisk’s product range. The investment level in 2003 is expected to continue at an elevated level of around DKK 3.5 billion.

     In 2002 Novo Nordisk made an acquisition of production capacity outside Denmark, with the acquisition of the Brazilian insulin producer Biobrás SA. The total purchase price for Biobrás SA after redemption of the remaining shares in December is BRL 133.5 million (DKK 380 million).

     The results for 2002 are reflecting solid underlying growth in sales volumes and an improvement in the product mix. In the first quarter only a modest growth in sales volumes was realised, however, in the last three quarters of the year the volume growth has been in line with the historic double-digit growth trend. Foreign exchange rates have

FINANCIAL DISCUSSION   13

had a negative impact on sales performance measured in Danish kroner, mainly driven by the considerable depreciation of the US dollar and the Japanese yen against the Danish krone. Operating profit increased by 7% to DKK 5,979 million from DKK 5,614 million in 2001. Sales increased by 11% measured in local currencies. In Danish kroner sales increased by 6%. Operating margin improved marginally to 23.7% from 23.6% in 2001. Operating margin was negatively impacted by the development in foreign exchange rates as a major part of Novo Nordisk’s cost base, especially production costs, is denominated in Danish kroner whereas a major part of sales are invoiced in other currencies than Danish kroner or euros. This negative currency impact was to some extent reduced by a higher level for licence fees and other operating income in 2002 than realised in 2001.

     Net profit increased by 6% to DKK 4,095 million. Fully diluted earnings per share also increased by 6% to DKK 11.72 in 2002 from DKK 11.10 in 2001.

     Return on invested capital (ROIC) decreased from 23.1% in 2001 to 20.1% in 2002. The majority of Novo Nordisk’s invested capital is denominated in Danish kroner. As a consequence the negative impact on operating profit from the depreciation of foreign exchange rates compared to Danish kroner is only to a limited extent reflected in invested capital, and ROIC is therefore negatively influenced.

     The free cash flow for 2002 increased to DKK 497 million compared to DKK 186 million in 2001, as a result of an increase in cash flow from operations countered by a slightly higher investment level than in 2001. The three-year moving average cash to earnings ratio thus decreased from 56.4% in 2001 to 34.9% in 2002.

SALES DEVELOPMENT In 2002 worldwide sales in local currencies increased by 11%. The average value of Novo Nordisk’s invoicing currencies, measured in Danish kroner, was 5% lower in 2002 than in 2001, primarily related to the average depreciation of the US dollar and Japanese yen, by 5% and 8%, respectively. Novo Nordisk has experienced a negative impact from the currency movements especially in the second half of 2002, highlighted by a 7% unfavourable currency impact on sales in the fourth quarter of 2002.

     Measured in Danish kroner sales for 2002 increased by 6% to DKK 25,187 million from DKK 23,776 million in 2001. Growth is primarily driven by sales within diabetes care and haemostasis management. The main drivers on a regional level have been International Operations (countries outside Europe, North America and Japan & Oceania) and North America, with growth rates of 21% and 12%, respectively. In Europe, a modest growth of 3% over 2001 is seen. Sales in Europe were negatively influenced by some wholesalers in Europe stockpiling insulin products towards the end of 2001, with a subsequent de-stocking occurring in the first quarter of 2002. Novo Nordisk has during 2002 increased its monitoring of the development in wholesaler inventories and a similar buying pattern has not been observed towards the end of 2002. In Europe the sales of products within hormone replacement therapy have been decreasing during 2002, being negatively impacted by both an increasing level of parallel trading and a negative impact following the recently published US study with a product from another company, negatively influencing the demand for treatment with HRT products. In Japan & Oceania sales have decreased by 6% compared to 2001, mainly related to Japan. The average value of the Japanese yen has decreased by 8% measured against the Danish kroner. Sales in Japan are furthermore negatively influenced by a government-mandated reduction in reimbursement prices in April 2002 for both insulin and growth hormone products, a slightly decreasing overall market for growth hormone therapy as well as a more competitive environment in Japan.

DIABETES CARE Sales of diabetes care products in local currencies grew by 11%. In Danish kroner sales increased by 6% to DKK 17,665 million from DKK 16,624 million in 2001. The increase in sales reflects volume growth for products such as Penfill® 3ml, InnoLet®, NovoRapid®/NovoLog®, NovoMix® 30/NovoLog® Mix 70/30, NovoLet® 3ml and NovoNorm®/Prandin®.

Insulin and delivery systems Sales of insulin and delivery systems increased by 10% measured in local currencies and by 5% in Danish kroner. Growth for 2002 was primarily realised in International Operations and in North America, followed by Europe, whereas sales in Japan & Oceania decreased slightly. Novo Nordisk’s sales of the insulin analogue portfolio increased to DKK 1,198 million (+160%) in 2002, and Novo Nordisk’s analogue market share continued to increase in 2002.

     By the end of 2002 Novo Nordisk submitted for registration the long-acting basal insulin analogue NN304 — known as insulin detemir — with the health authorities in the EU, the US and six other countries.

Europe Sales of insulin and delivery systems in 2002 were negatively influenced by some wholesalers in Europe stockpiling insulin products towards the end of 2001, with a subsequent de-stocking occurring in the first quarter of 2002. This stock movement combined with increasing parallel trade and the divesture of a non-core business are the main reasons for the 3% sales growth in 2002 compared to 2001. Adjusted for the wholesalers’ de-stocking in the first quarter and the divesture of non-core business, sales of insulin and delivery systems increased by 6%.

14   FINANCIAL DISCUSSION

     Novo Nordisk’s market position has been strengthened by the launch of NovoMix® 30 in 13 countries and the launch of FlexPen® in 15 countries. Together with NovoRapid® these products have been key in supporting the market share development in Europe throughout 2002.

North America In 2002 sales in North America of insulin and delivery systems increased by 12% in local currencies. Measured in Danish kroner sales increased by 6%.

     This development was primarily driven by sales of NovoLog® (the US brand name for NovoRapid®), but was also supported by the launches in the second half of 2002 of the dual-release insulin analogue NovoLog® Mix 70/30 and the disposable insulin delivery device InnoLet®.

     Novo Nordisk has now launched all approved insulin analogues and supported by innovative devices Novo Nordisk has continued to increase its market share in the US in 2002.

Japan & Oceania Sales in local currencies of insulin and delivery systems in the Japan & Oceania region increased by 4%, with sales in Japan increasing by 3%. Reflecting an average depreciation of the Japanese yen of 8% versus the Danish kroner, sales in Japan measured in Danish kroner decreased by 5%. In addition this reflects a government-mandated reduction in reimbursement prices in Japan in April 2002 and increased competition.

     NovoRapid® was launched in Japan in the FlexPen® device in April 2002 and this combination has been very well received in the market. NovoMix® 30 is expected to be launched in Japan towards the end of 2003.

International Operations Sales of insulin and delivery systems within International Operations increased by 31% in local currencies in 2002. The acquisition of the Brazilian pharmaceutical company Biobrás at the end of January 2002 contributed positively to the growth. International Operations’ share of Novo Nordisk’s sales of insulin and delivery systems is increasing and as such the exposure to exchange rate fluctuations in a number of minor invoicing currencies is increasing. In 2002 Novo Nordisk was negatively influenced especially by the depreciation of the Argentinean peso, Brazilian real and South African rand. Growth, measured in Danish kroner was 21%.

     NovoRapid® has been launched in a number of countries in International Operations during 2002. By the end of 2002 NovoRapid® has been launched in more than 15 countries in International Operations. Novo Nordisk will continue the roll-out of NovoMix® 30 in International Operations in 2003.

Oral antidiabetic products (OAD) Sales of OAD increased by 16% to DKK 1,631 million compared to DKK 1,401 million in 2001. The increase is mainly driven by International Operations and Europe, followed by North America. This corresponds to a 22% increase in local currencies. In International Operations the sales growth was partly driven by Glucoformin® (metformin) which was included in Novo Nordisk’s product portfolio in Brazil via the acquisition of Biobrás. In Europe sales growth was driven by a continued market penetration of NovoNorm®. In North America sales growth has been positively affected by a correction of rebates to a Managed Care organisation paid in the fourth quarter of 2001.

HAEMOSTASIS MANAGEMENT Sales within haemostasis management (NovoSeven®) increased by 22% in local currencies compared to 2001. Measured in Danish kroner sales increased by 17% to DKK 3,621 million in 2002.

     Sales growth in 2002 for NovoSeven® was primarily realised in North America, followed by Europe, International Operations and Japan & Oceania.

Several factors contributed to the sales growth of NovoSeven® in 2002. The largest segment for NovoSeven® remains the use for congenital bleeding disorders, and this segment continues to deliver the predominant part of growth in sales. In terms of areas of use, NovoSeven® has traditionally been used in connection with acute bleeding episodes, which is still the largest area and driver of growth. However, usage of NovoSeven® in connection with elective surgery has been increasing over the past years, and during 2002 this area also contributed to growth.

     In addition, the increased awareness of the use of NovoSeven® in connection with acquired haemophilia has led to a greater use for this patient group. Finally, sales are also perceived to have been positively affected by increased investigational use of NovoSeven®.

GROWTH HORMONE THERAPY In local currencies sales of human growth hormone products increased by 4% compared to 2001. Measured in Danish kroner sales decreased by 2% to DKK 2,131 million in 2002. Sales outside Japan increased by 12% measured in Danish kroner, or by 15% in local currencies, driven by the continued roll-out of the liquid growth hormone, Norditropin® SimpleXx®, in North America and Europe. About 60% of sales are now realised outside Japan.

     Sales in Japan measured in Danish kroner decreased by 16%, which is partly explained by the depreciation of the Japanese yen versus the Danish kroner. Measured in local currency, sales decreased by 8%. This reflects the government-mandated reduction in reimbursement prices in April 2002 and a slightly decreasing overall market.

     Novo Nordisk has in the EU applied for marketing approval of Norditropin® SimpleXx® for the

FINANCIAL DISCUSSION   15

treatment of infants who are born small for their gestational age and remain so. The EU authorisation is expected in 2003.

HORMONE REPLACEMENT THERAPY Sales of hormone replacement therapy products decreased by 5% in local currencies compared to 2001. Measured in Danish kroner sales decreased by 6% to DKK 1,342 million. This was primarily due to a decrease in sales in Europe, which is Novo Nordisk’s largest market for hormone replacement products. This reflects increased parallel trading and lower overall demand for treatment with hormone replacement products. This was particularly due to a recently published US study of another company’s product, which negatively impacted the demand for HRT treatment. Novo Nordisk’s products are low-dose preparations containing natural oestrogen and progestin and the relevance for the Novo Nordisk product portfolio is currently being evaluated. Outside Europe sales have increased in 2002. Sales of Activelle® have continued to increase during 2002.

     Novofem®, a low-dose sequential combined oral therapy for women who require symptom relief and regular cycle control is now being launched in Europe.

COST DEVELOPMENT Total costs, excluding financial costs and tax, grew by 6% to DKK 20,202 million from DKK 19,029 million in 2001.

     Production costs of DKK 6,633 million increased by 11% in 2002, in line with the underlying growth in sales volumes. The gross margin decreased by 1.2 percentage points to 73.7% from 74.9% in 2001. The decrease can primarily be related to the negative development in major invoicing currencies versus Danish kroner as Novo Nordisk’s production cost base is primarily Danish kroner denominated. In addition, the development can be attributed to recently hired employees dedicated to the new manufacturing facilities for insulin and NovoSeven®, which are in the process of validation and subsequently regulatory approval.

     Total non-production related costs increased by 4% to DKK 13,569 million or a growth rate which is 2 percentage points lower than reported sales growth. This result has been achieved through the cost-containment programme initiated in April 2002.

     Sales and distribution costs increased by 4% to DKK 7,479 million. This partly reflects the full-year effect of the expansion of the sales force in the US as well as the recent launch of NovoLog® Mix 70/30 and InnoLet® in the US. However, the positive sales development in International Operations has also been supported by an expansion of the sales force in markets like China and Latin America.

     Research and development costs grew by 4% to DKK 4,139 million. This primarily reflects costs related to the development projects insulin detemir (long-acting insulin analogue), AERx® iDMS (pulmonary insulin) and the new indications for NovoSeven®, but also costs associated with the discontinued clinical development of NN622 (dual-acting insulin sensitiser).

     Administration costs for the year amounted to DKK 1,951 million, a 5% increase compared to 2001. The increase is primarily due to costs in relation to the restructuring of the European organisation.

     Included in total costs are depreciation and amortisation of DKK 1,332 million, up from DKK 1,081 million in 2001.

LICENCE FEES AND OTHER OPERATING INCOME In total, licence fees and other operating income amounted to DKK 994 million in 2002 compared to DKK 867 million in 2001. A number of key factors contributed to the increase. The initial public offering of ZymoGenetics in January 2002 resulted in an unrealised capital gain of approximately DKK 240 million. The transfer of Gabitril® marketing rights to Anesta/Cephalon also contributed positively in 2002. Additionally the divestment of the former subsidiary Hermedico BV has contributed to the positive development.

NET FINANCIALS AND TAX Net financials showed a net income of DKK 321 million in 2002 compared to DKK 416 million in 2001. Novo Nordisk recorded a net foreign exchange gain of DKK 311 million, primarily relating to the hedging of the US dollar and Japanese yen, compared to a gain of DKK 202 million in 2001. The gain on foreign exchange hedging positions has in 2002 partly been counterbalanced by currency losses on non-hedged positions in various currencies primarily related to International Operations. Net interest income was DKK 68 million in 2002 compared to DKK 192 million in 2001, whereas other financial items were recorded as a net expense of DKK 58 million compared to a net income of DKK 22 million in 2001.

     The effective tax rate for 2002 was 35%, down from 36% in 2001, leading to a total tax expense of DKK 2,205 million in 2002.

CAPITAL EXPENDITURE The total net capital expenditure for property, plant and equipment in 2002 was DKK 4.0 billion, compared with DKK 3.8 billion in 2001. The investment level is slightly lower than anticipated and partly reflects lower than expected prepayments to suppliers on ongoing investment projects. The investment level includes DKK 104 million in tangible fixed assets related to the acquisition of the Brazilian pharmaceutical company Biobrás, which as of December 2002 is owned 100% by Novo Nordisk. The acquisition is subject to clearance by the Brazilian antitrust authority, which is expected in the first half of 2003.

16   FINANCIAL DISCUSSION

FREE CASH FLOW AND FINANCIAL RESERVES The free cash flow for 2002 was realised at DKK 497 million up from DKK 186 million in 2001. This is slightly higher than anticipated and is related to the lower than expected investment level and an absolute reduction in trade accounts receivables.

     Novo Nordisk’s financial reserves at the end of 2002 were DKK 1,234 million compared to DKK 2,287 million in 2001. In addition to the financial reserves, Novo Nordisk has undrawn committed credit facilities of close to DKK 8 billion.

SHAREHOLDERS’ FUNDS Shareholders’ funds increased to DKK 22,928 million at the end of 2002, corresponding to 72.8% of total assets.

     In 2001 the ratio was 69.7%.

FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT Novo Nordisk has centralised management of the Group’s financial risks. The overall objectives and policies for Novo Nordisk’s financial risk management are outlined in the Novo Nordisk Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts together with a description of allowed instruments and risk limits.

     Novo Nordisk hedges commercial exposure only and consequently does not enter into speculative positions. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked to market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk management Foreign exchange risk is the principal financial risk factor within Novo Nordisk and as such has a significant impact on the profit and loss account and the balance sheet.

     The major part of Novo Nordisk’s sales are in EUR, USD, JPY and GBP, while a predominant part of the production and research and development costs are in DKK. As a consequence Novo Nordisk’s foreign exchange risk is in decreasing order most significant in USD, JPY and GBP, leaving out the EUR for which the exchange risk is regarded as low, due to the Danish fixed rate policy vis-à-vis the EUR.

     A 5% change in USD, JPY and GBP versus DKK will have an impact of approximately DKK 160 million, DKK 130 million and DKK 75 million on operating profit, respectively.

     The overall objective of the foreign exchange risk management is to limit the short-term negative impact on earnings and cash flows from exchange rate fluctuations, thereby increasing the predictability of the financial result.

     Novo Nordisk hedges existing assets and liabilities in major currencies, as well as future expected cash flow up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due date of the hedged item. Expected future cash flows are continuously assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

     In 2002 USD depreciated against DKK by 16% while JPY and GBP depreciated by 7% and 6%, respectively. During the year the overall hedging levels have been increased and at year-end Novo Nordisk had covered existing assets and liabilities together with 17 months of expected future cash flows in USD. For JPY and GBP the cover was 18 months and 8 months of future expected cash flows respectively.

     Novo Nordisk hedges invested equity in major foreign affiliates only. Equity hedging takes place using long-term cross currency swaps. At year-end hedged equity investments made 68% of the Group’s JPY equity and 32% of the Group’s USD equity.

Interest rate risk management Changing interest rates affect Novo Nordisk´s profit and loss account as well as the balance sheet. Novo Nordisk is mainly exposed to interest rate risk through interest-bearing assets and liabilities.

Interest rate portfolio	Notional amount	Market value	Duration
	(DKK million)	(DKK million)	(years)

Bond	290	301	1.39
Money-market deposits	559	559	0.03
Other cash at hand	864	864	0.00

Total interest-bearing assets	1,713	1,724	0.25

Short-term debt	564	564	0.04
Long-term debt	824	836	1.89

Total interest-bearing liabilities	1,388	1,400	1.14

Net interest-bearing assets	325	324

FINANCIAL DISCUSSION   17

The overall objective of the interest rate risk management is to limit the negative impact on earnings and on the balance sheet from interest rate fluctuations.

     Excess liquidity is primarily invested in short-term, high-rated, liquid bonds denominated in DKK or EUR or in money-market deposits. The interest rate risk of the investments is managed based on a standard interest rate risk measure, duration, against a predefined benchmark outlined in the Investment Policy.

     The market value of the bond portfolio has been positively influenced by the lower interest levels throughout the year. The DKK 2 year yield has been reduced from 4.1% to 3.0% in 2002. Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities.

     Novo Nordisk’s cash and cash equivalents at the end of 2002 were DKK 1,234 million compared to DKK 2,287 million in 2001. In addition to cash and cash equivalents Novo Nordisk has undrawn committed credit facilities of DKK 8 billion at the end of 2002 compared to DKK 5 billion in 2001.

Counter-party risk management The use of money-market deposit and financial instruments gives rise to counter-party exposure. To manage and limit this exposure, Novo Nordisk only enters into financial instruments with financial counterparts having a satisfactory long-term credit rating. Money-market deposits are only entered into with financial counterparts having a satisfactory short-term credit rating.

     The counter-party exposure is calculated based upon the net market values of off-balance sheet instruments, and the notional amounts of short-term on balance sheet instruments.

Equity price risk management Novo Nordisk has to a limited extent strategic minority investments in both listed and non-listed companies and is consequently exposed to equity risk. Compared to the foreign exchange and interest rate risk, the equity price risk is of minor importance. At year-end, a 10% adverse price effect would result in a loss of DKK 3 million.

Counter-party exposure, end 2002	Aa1/	Aa2/	Aa3/	NR/	Total exposure
(long-/short- term rating)*	P1	P1	P1	P1
	(DKK million)	(DKK million)	(DKK million)	(DKK million)	(DKK million)

Money-market deposits	0	111	6	442	559
Financial instruments	403	136	303	—	842

Total exposure	403	247	309	442

* Long- and short-term credit ratings from Moody’s Investors Service

18   FINANCIAL DISCUSSION

Financial Statements — Contents list

FINANCIAL STATEMENTS FOR 2002    19

Consolidated profit and loss account The Novo Nordisk Group

DKK million	Note	2002	2001	2000

Net turnover	3	25,187	23,776	20,811
Production costs	4,5	6,633	5,979	5,044

Gross profit		18,554	17,797	15,767

Sales and distribution costs	4,5	7,479	7,215	6,254
Research and development costs	4,5	4,139	3,970	3,390
Administrative expenses	4,5,6	1,951	1,865	1,878
Licence fees and other operating income (net)	7	994	867	571

Operating profit		5,979	5,614	4,816

Share of profit in associated companies	5,14	27	49	3
Financial income	8	475	499	382
Financial expenses	9	181	132	361

Profit before taxation		6,300	6,030	4,840

Income taxes	10	2,205	2,165	1,753

Net profit		4,095	3,865	3,087

Earnings per share (DKK)	11	11.81	11.18	8.84
Earnings per share diluted (DKK)	11	11.72	11.10	8.82

20    FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group Consolidated balance sheet

DKK million	Note	31 Dec 2002	31 Dec 2001

ASSETS
Intangible fixed assets	12	240	14
Tangible fixed assets	13	16,205	13,626
Fixed asset investments	14	1,279	1,401

Total fixed assets		17,724	15,041

Stocks	15	5,919	4,760
Trade debtors	16	3,811	3,882
Tax receivable		431	399
Other debtors	17	1,873	1,761

Debtors		6,115	6,042

Current asset investments	18	315	1,402
Cash at bank and in hand		1,423	1,660

Total current assets		13,772	13,864

Total assets		31,496	28,905

SHAREHOLDERS’ FUNDS AND LIABILITIES
Share capital	19	709	709
Share premium account		2,565	2,565
Retained earnings		19,048	16,461
Other comprehensive income		606	402

Total shareholders’ funds		22,928	20,137

Provision for deferred tax (net)	20	1,122	1,358
Other provisions	21	653	541

Provisions		1,775	1,899
Banks and other credit institutions	22	824	863

Long-term debt		824	863
Bank loans	23	564	817
Trade creditors		864	970
Tax payable		271	62
Other creditors	24	4,270	4,157

Short-term liabilities		5,969	6,006

Total long-term debt and short-term liabilities		6,793	6,869

Total shareholders’ funds and liabilities		31,496	28,905

FINANCIAL STATEMENTS FOR 2002  21

Consolidated cash flow and financial resources The Novo Nordisk Group

DKK million	Note	2002	2001	2000

Net profit		4,095	3,865	3,087
Reversals with no effect on cash flow:
Income taxes		2,205	2,165	1,753
Depreciation, amortisation and write-down		1,332	1,081	1,038
Interest receivable and interest payable		(68)	(192)	(184)
Other reversals with no effect on cash flow	25	161	477	240
Income taxes paid		(2,266)	(1,900)	(1,739)
Interest received and interest paid (net)		134	280	154

Cash flow before change in working capital		5,593	5,776	4,349
Change in working capital:
(Increase)/decrease in trade debtors and other debtors		312	(1,127)	527
(Increase)/decrease in stocks		(1,131)	(847)	(377)
Increase/(decrease) in trade creditors and other creditors		107	518	759

Cash flow from operating activities		4,881	4,320	5,258
Investments:
Divestment of subsidiaries	26	52	—	(427)
Acquisition of subsidiaries	27	(448)	—	—
Sale of fixed asset investments		—	17	85
Purchase of intangible fixed assets and fixed asset investments		(81)	(305)	(63)
Sale of tangible fixed assets		50	97	225
Purchase of tangible fixed assets		(3,957)	(3,943)	(2,366)

Cash flow from investing activities		(4,384)	(4,134)	(2,546)

Free cash flow		497	186	2,712

Financing:
Net change in long-term loans		(18)	(39)	4
Purchase of own shares		(386)	(24)	(2,472)
Sale of own shares		39	34	189
Demerger of Novozymes		—	—	818
Dividends paid		(1,161)	(916)	(691)

Cash flow from financing activities		(1,526)	(945)	(2,152)

Net cash flow		(1,029)	(759)	560

Unrealised gain/(loss) on exchange rates and current asset investments included in cash and cash equivalents		(24)	(27)	18

Net change in cash and cash equivalents		(1,053)	(786)	578
Cash and cash equivalents at the beginning of the year		2,287	3,073	2,495

Cash and cash equivalents at the end of the year	28	1,234	2,287	3,073
Undrawn committed credit facilities	23	7,961	5,046	4,812

Financial resources at the end of the year		9,195	7,333	7,885

22     FINANCIAL STATEMENTS FOR 2002

Consolidated statement of changes in shareholders’ funds

		Share		Other com-
	Share	premium	Retained	prehensive
DKK million	capital	account	earnings	income	Total

2002
Balance at the beginning of the year	709	2,565	16,461	402	20,137
Net profit for the year			4,095		4,095
Purchase of own shares			(386)		(386)
Sale of own shares			39		39
Dividends declared			(1,161)		(1,161)
Exchange rate adjustment of investments in subsidiaries				(85)	(85)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year				(188)	(188)
Deferred gain/(loss) on cash flow hedges at the end of the year				534	534
Other adjustments				(57)	(57)

Balance at the end of the year	709	2,565	19,048	606	22,928

At the end of the year proposed dividends of DKK 1,243 million are included in retained earnings. No dividend is declared on own shares.

2001
Balance at the beginning of the year	754	2,565	13,289	373	16,981
Net profit for the year			3,865		3,865
Write-down of B share capital during the year	(45)		45		--
Purchase of own shares			(24)		(24)
Sale of own shares			34		34
Employee shares sold			168		168
Dividends declared			(916)		(916)
Exchange rate adjustment of investments in subsidiaries				112	112
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year				(327)	(327)
Deferred gain/(loss) on cash flow hedges at the end of the year				188	188
Other adjustments				56	56

Balance at the end of the year	709	2,565	16,461	402	20,137

At the end of the year proposed dividends of DKK 1,161 million are included in retained earnings. No dividend is declared on own shares.

2000
Balance at the beginning of the year	754	2,565	12,403	154	15,876
Net profit for the year			3,087		3,087
Purchase of own shares			(2,472)		(2,472)
Sale of own shares to Novozymes			189		189
Value adjustment of Novozymes shares (net)			773		773
Dividends declared			(691)		(691)
Exchange rate adjustment of investments in subsidiaries				(108)	(108)
Deferred gain/(loss) on cash flow hedges at the end of the year				327	327

Balance at the end of the year	754	2,565	13,289	373	16,981

At the end of the year proposed dividends of DKK 916 million are included in retained earnings. No dividend is declared on own shares.

FINANCIAL STATEMENTS FOR 2002    23

Notes — Accounting policies and consolidation The Novo Nordisk Group

1	Accounting policies

The Consolidated financial statements have been prepared in accordance with the Danish Financial Statements Act, Danish Accounting Standards and other accounting regulations for companies listed on the Copenhagen Stock Exchange. The accounting policies have not been changed since 2001.

BASIS OF CONSOLIDATION The Consolidated financial statements include the financial statements of Novo Nordisk A/S (the parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.

     Companies which are not subsidiaries, but in which the Group holds 20% or more of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.

     The Consolidated financial statements are based on the financial statements of the parent company and of the subsidiaries and are prepared by combining items of a uniform nature and eliminating intercompany transactions, shareholdings, balances and unrealised intercompany profits. The Consolidated financial statements are based on financial statements prepared by applying the Novo Nordisk Group’s accounting policies.

     On acquisition of new companies, the purchase method is applied. Thus, the new company’s assets and liabilities are restated at fair values at the time of acquisition. Cost of shares in excess of net assets after revaluation is capitalised as goodwill and amortised over the expected useful life.

     Newly acquired and divested companies are included in the profit and loss account during the period of Novo Nordisk’s ownership. Comparative figures are not adjusted for disposed or newly acquired businesses.

TRANSLATION OF FOREIGN CURRENCIES Monetary assets and liabilities in foreign currencies are translated into Danish kroner at the exchange rates ruling at the balance sheet date.

     Financial statements of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the balance sheet date for assets and liabilities and at average exchange rates for profit and loss items.

     All exchange rate adjustments are recognised in the profit and loss account with the exception of exchange gains and losses arising from:

•	The translation of foreign subsidiaries’ net assets at the beginning of the year translated at the exchange rates at the balance sheet date.

•	The translation of foreign subsidiaries’ profit and loss accounts using average exchange rates whereas balance sheets are translated using the exchange rates ruling at the balance sheet date.

•	The translation of long-term intercompany loans which are considered to be an addition to net assets in subsidiaries.

•	The translation of currency swaps contracted to hedge investments in subsidiaries.

•	The translation of investments in associated companies.

The above exchange gains and losses are recognised in ‘Other comprehensive income’ under shareholders’ funds.

     The financial statements of subsidiaries in countries with high inflation are adjusted in order to eliminate the effect of the high inflation.

INCOME RECOGNITION Sales of goods are recorded as income at the time of risk transfer related to the goods sold.

     As a principal rule sale of intellectual property is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property the income is recognised in accordance with the term of the obligation. On the sale of intellectual property where the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events.

NET TURNOVER Net turnover represents amounts invoiced excluding value added tax and after deduction of goods returned, trade discounts and allowances.

RESEARCH AND DEVELOPMENT COSTS All research and development costs are expensed in the profit and loss account as incurred. Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trails and regulatory approval it is concluded that the groups development costs do not qualify for capitalisation.

     Research and development costs include the Group’s share of profit or loss including goodwill amortisation and write-down in associated research and development companies if the activities in these companies are considered to be within Novo Nordisk’s focus areas. Minor investments in such research and development companies in which the Novo Nordisk Group does not obtain significant or controlling influence are charged to the profit and loss account as research and development costs on acquisition.

LICENCE FEES AND OTHER OPERATING INCOME (NET) Licence fees and other operating income (net) comprise licence fees and income (net) of a secondary nature in relation to the main activities of the Group. The item also includes one-off income items (net) in respect of sale of intellectual property, and capital gain on dilution or sale of investments in research and development companies with activities within Novo Nordisk’s focus areas.

INTANGIBLE FIXED ASSETS Intangible fixed assets are stated at cost less accumulated amortisation and write-downs. Amortisation is provided under the straight-line method over the expected useful life of the asset as follows:

•	Acquired patents and licences are amortised over periods up to 10 years.

•	Goodwill is amortised over a period not exceeding 20 years.

If the carrying amounts of patents, licences or goodwill are higher than the recoverable value the assets are written down to the recoverable value, being the higher of value in use or net selling price.

     Goodwill represents any cost in excess of identifiable net assets, measured at fair value, on the acquired company. Goodwill recorded under ‘Intangible fixed assets’ is relating to subsidiaries.

TANGIBLE FIXED ASSETS Tangible fixed assets are measured at cost less accumulated depreciation and write-downs. Cost includes direct costs for engineering work carried out by group companies. Interests on loans financing construction of major investments are also included in the cost of the assets. Development costs of software in relation to major IT projects for internal use are capitalised under ‘Other equipment’.

Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

•	Buildings; 12-50 years.

•	Plant and machinery; 5-16 years.

•	Other equipment; 3-16 years.

•	Minor fixed assets below DKK 50,000 and fixed assets with limited expected useful lives are charged to the profit and loss account in the year of acquisition.

If the carrying amount of tangible fixed assets is higher than the recoverable value the asset is written down to the recoverable value, being the higher of value in use or net selling price.

LEASES AND RENTAL AGREEMENTS Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under ‘Tangible fixed assets’ and depreciated over the estimated useful life of the assets, according to the periods listed above.

     Operating lease costs are expensed on a current basis in the profit and loss account over the lease period.

24    FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group Notes — Accounting policies and consolidation

FIXED ASSET INVESTMENTS Investments in associated companies are recorded under the equity method, ie at the respective share of the associated companies’ net assets applying Group accounting policies.

     Goodwill relating to associated companies is recorded under Investments in associated companies under ‘Fixed assets investments’.

     Other securities and investments are measured at market value at the balance sheet date. Realised and unrealised gains and losses (net) are included in financial income/financial expenses.

     The Group holds a limited amount of Novozymes A/S B shares as hedge for share options to current Novo Nordisk employees granted before the demerger of Novozymes A/S in 2000. These shares are valued at the average exercise price.

STOCKS Raw materials and consumables are measured at cost assigned by using the first-in, first-out method.

     Work in progress and finished goods are stated at cost assigned by using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, and indirect production costs such as employee costs, depreciation, maintenance etc. The indirect production costs are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time etc.

     Stocks, where the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than cost, are written down to net realisable value.

DEBTORS Debtors are stated at amortised cost less write-downs for potential losses on doubtful debts. The write-downs are based on individual assessments of each debtor, which also include an evaluation of payment risk associated with individual countries.

CURRENT ASSET INVESTMENTS Current asset investments are measured at market value at the balance sheet date. Realised and unrealised capital gains and losses (net) are recorded as financial income/ financial expenses.

TAX Income taxes in the profit and loss account includes tax payable for the year with addition of the change in deferred tax for the year.

     Deferred tax is provided under the liability method and covers all temporary differences between accounting and tax values of the assets and liabilities. Deferred tax is furthermore provided for re-taxation of tax deductible losses realised in non-Danish affiliated companies, if the re-taxation is expected to be realised by the affiliated companies departure from the Danish joint taxation scheme. The tax value of tax loss carry-forwards will be set off against deferred tax liabilities to the extent that the tax losses and other tax assets are expected to be utilised in the future taxable income. Deferred tax is provided at the expected tax rate.

     Tax payable/receivable includes tax payable computed on the basis of the expected taxable income for the year and adjustments for tax payable for previous years.

     The parent company has chosen to be assessed jointly for Danish tax purposes with certain of its foreign and domestic subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish Corporate tax. All current taxes under the scheme are recorded in the parent company.

PROVISIONS FOR PRODUCT RETURNS Provisions for product returns cover expected lost contribution because of expected future returns and are measured at the selling price value. The provisions have been calculated based on statistical measures of historical returns.

PENSIONS The majority of the Group’s pension costs relates to defined contribution schemes.

     Costs related to defined contribution schemes are expensed in the profit and loss account as incurred and deferred pension costs are carried under ‘Other creditors’.

     Costs related to defined benefit plans are accrued over the expected working life of the employee. Provisions are made on unfunded pension plans based on the present value of the pension commitment adjusted for the fair value of plan assets. The net change in provisions for the year is expensed in the profit and loss account.

LONG-TERM DEBT AND SHORT-TERM LIABILITIES Long-term debt and other liabilities are stated at amortised cost.

FINANCIAL INSTRUMENTS Forward exchange contracts and currency option contracts hedging receivables and debt in foreign currencies are measured at market value at the balance sheet date and value adjustments are recognised in the profit and loss account under financial income or financial expenses.

     Forward exchange contracts and currency options hedging future cash flow are measured at market value in the balance sheet, and value adjustments are deferred from the profit and loss account via ‘Other comprehensive income’ under shareholders’ funds until the hedged income or expenses have been realised.

     Forward Rate Agreements (FRAs) are used to hedge the interest risks on financial assets and liabilities and are measured at market value. All value adjustments are recorded in the profit and loss account under financial income or financial expenses.

     Currency swaps are used to hedge net investments in subsidiaries. Currency swaps are measured at market value based on the difference between the swap exchange rate and the exchange rate at the balance sheet date and the value adjustment is recognised in shareholders’ funds.

OWN SHARES Own shares are considered as a de facto capital write-down, and therefore the cost of acquisition is deducted directly from shareholders’ funds. A part of the Group’s own shares is held to hedge share options granted.

SHARE OPTIONS Share options granted have an exercise price corresponding to the market price of the company’s shares at the time of option programme announcements or issuance, and all share options granted have been hedged by the Group’s holding of own shares and shares in Novozymes A/S. Consequently, no cost or obligation at the date of grant or in connection with any subsequent value adjustment is recognised.

DIVIDENDS Dividends are recorded in the period in which they are declared at the Annual General Meeting.

SEGMENT INFORMATION Novo Nordisk is engaged in discovery, development, manufacturing and marketing of pharmaceutical products and has only one business segment — healthcare. Within the healthcare segment Novo Nordisk has four main therapy areas.

     Net turnover by therapy areas and geographical areas is disclosed in note 3.

CONSOLIDATED STATEMENT OF CASH FLOWS AND FINANCIAL RESOURCES The Consolidated statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year and the cash and cash equivalents at the beginning and the end of the year.

     Cash flow from operating activities comprises net profit adjusted for non-cash operating items, interest received, interest paid, income taxes paid, and changes in working capital. Working capital consists of current assets less current liabilities, excluding the items that are included in cash and cash equivalents.

     Cash flow from investing activities comprises the acquisition and sale of intangible and tangible fixed assets and fixed asset investments.

FINANCIAL STATEMENTS FOR 2002    25

Notes — Consolidated profit and loss account The Novo Nordisk Group

     On the acquisition or sale of companies and activities, cash flow is adjusted for additions and disposals of assets and liabilities. The purchase price is recorded as the value of the assets acquired including any goodwill and acquisition costs. The sales price is recorded after deduction of transaction costs.

     Cash flow from financing activities comprises the proceeds from and the repayment of principal on mortgage loans, other long-term debt, dividends, the proceeds from share issues, as well as the purchase and sale of own shares.

     Cash and cash equivalents comprise cash at bank and in hand and current asset investments less short-term bank loans due on demand. Besides cash and cash equivalents, undrawn committed credit facilities expiring after more than 1 year are included in financial resources.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) The Group prepares a reconciliation of the effect on shareholders’ funds, balance sheet and the profit and loss account of the application of US Generally Accepted Accounting Principles (US GAAP) in lieu of Danish principles. Note 35 discloses the US GAAP reconciliation.

2	Changes in scope of consolidation

At the end of January 2002 Novo Nordisk acquired 76% of the voting shares of the Brazilian diabetes care company Biobrás corresponding to 39% of the total capital. In November and December 2002 Novo Nordisk acquired the rest of the share capital in Biobrás, and hence Novo Nordisk owns 100% of the capital at year-end.

     Biobrás is included in the consolidation as from February 2002. Biobrás was acquired for DKK 423 million in cash (including transaction costs).

     The acquisition was accounted for under the purchase method of accounting and the related goodwill was DKK 346 million measured at the currency rate ruling on the acquisition dates. The acquisition is considered a strategic basis for the development of Novo Nordisk’s activities in Latin America, hence the goodwill is being amortised on a straight-line basis over 10 years. The minority share of net profit in the period from February to November amounts to DKK 6 million, which has been recognised directly in shareholders’ funds.

     In April 2002 Novo Nordisk sold the Dutch wholesaler of medical devices Hermedico B.V. for DKK 63 million with effect as of 1 January 2002.

     In 2001 there were no changes in the scope of consolidation.

     In November 2000, in connection with a private placement of new shares in ZymoGenetics Inc (USD 150 million), ZymoGenetics Inc became an associated company and was consequently excluded from the consolidation as from November 2000.

3	Net turnover

DKK million	2002	2001	2000

Net turnover by therapy areas:
Diabetes care	17,665	16,624	14,578
Haemostasis management (NovoSeven®)	3,621	3,096	2,270
Growth hormone therapy	2,131	2,164	2,107
Hormone replacement therapy	1,342	1,435	1,306
Other	428	457	550

Total net turnover	25,187	23,776	20,811

Net turnover by geographical areas *):
Europe	10,880	10,553	9,131
North America	5,913	5,277	4,114
Japan & Oceania	4,239	4,498	4,697
International Operations	4,155	3,448	2,869

Total net turnover	25,187	23,776	20,811

Net turnover is attributed to geographical areas based on the location of the customer.

*)	Europe: EU, EFTA, Poland, Czech Republic, Slovenia, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

26    FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group     Notes — Consolidated profit and loss account

4	Employee costs

DKK million	2002	2001	2000

Wages and salaries	7,199	6,218	5,312
Pensions	480	329	271
Other contributions to social security	444	379	368
Other employee costs	517	509	401

Total employee costs	8,640	7,435	6,352

Included in the profit and loss account under the following headings:
Production costs	2,632	2,233	1,782
Sales and distribution costs	2,516	2,256	1,843
Research and development costs	1,387	1,253	1,215
Administrative expenses	1,449	1,209	1,178

	7,984	6,951	6,018

Included in the balance sheet as:
Capitalised employee costs related to assets in course of construction etc	482	387	278
Change in employee costs included in stocks	174	97	56

Total employee costs	8,640	7,435	6,352

For information on remuneration to the Board of Directors and Executive Management please refer to notes 29 and 30.

	2002	2001	2000

Average number of full-time employees	17,073	14,771	12,698
Year-end number of full-time employees	18,005	16,141	13,752

5	Depreciation, amortisation and write-down

DKK million	2002	2001	2000

Included in the profit and loss account under the following headings:
Production costs	849	751	665
Sales and distribution costs	94	83	64
Research and development costs *)	255	150	165
Administrative expenses	130	93	140
Share of profit in associated companies	4	4	4

Total depreciation, amortisation and write-down	1,332	1,081	1,038

*) Including an impairment write-down of goodwill in associated research and development companies amounting to DKK 62 million in 2002.

6	Fees to statutory auditors

DKK million	2002	2001	2000

Fees to:
PricewaterhouseCoopers	46	52	42
Ernst & Young	3	3	3
of which statutory audit fee to
PricewaterhouseCoopers	14	14	12
of which statutory audit fee to
Ernst & Young	1	1	1

Fees for other services to statutory auditors primarily include IT consulting services and tax advisory services.

7	Licence fees and other operating income (net)

DKK million	2002	2001	2000

Licence fees and settlements	559	657	485
Unrealised capital gain on investments in research and development companies	236	48	19
Net income from IT, engineering and other services	55	64	22
Other	144	98	45

Licence fees and other operating income (net)	994	867	571

8	Financial income

DKK million	2002	2001	2000

Interest receivable	164	297	326
Capital gain on investments etc (net)	—	—	56
Foreign exchange gain (net)	311	202	—

Total financial income	475	499	382

9	Financial expenses

DKK million	2002	2001	2000

Interest payable	96	105	142
Capital loss on investments etc (net)	41	18	—
Foreign exchange loss (net)	—	—	195
Other financial expenses	44	9	24

Total financial expenses	181	132	361

Additional interest expenses capitalised as financing interest under tangible fixed assets:	14	17	18

FINANCIAL STATEMENTS FOR 2002     27

Notes — Consolidated profit and loss account      The Novo Nordisk Group

10	Income taxes

DKK million	2002	2001	2000

Current tax on profit for the year	2,307	1,852	1,660
Deferred tax on profit for the year	(182)	408	113

Tax on profit for the year	2,125	2,260	1,773
Adjustments related to previous years (net)	80	(95)	(20)

Income taxes in profit and loss account	2,205	2,165	1,753

Tax on entries on shareholders’ funds related to current tax	15	(64)	(26)
Tax on entries on shareholders’ funds related to deferred tax	(2)	(57)	141

Tax on entries on shareholders’ funds	13	(121)	115

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	30.0%	30.0%	32.0%
Non-tax deductible expenses less non-taxable income	(0.6%)	0.8%	(0.6%)
Deviation in foreign subsidiaries’ tax rates compared to Danish tax rate (net)	5.7%	6.0%	6.1%
Other	(0.1%)	(0.9%)	0.3%

Effective tax rate (before special items)	35.0%	35.9%	37.8%
Effect on deferred taxes of change in Danish tax rate in 2000	—	—	(1.6%)

Effective tax rate	35.0%	35.9%	36.2%

11	Earnings per share

Earnings per share of a nominal value of DKK 2 is calculated based on an average number of shares outstanding (total number of shares excluding Novo Nordisk’s holding of own shares). Diluted earnings per share is calculated based on the average number of shares outstanding, including outstanding options on Novo Nordisk’s own shares with an exercise price below market value (options ‘in the money’).

	2002	2001	2000

Net profit (DKK million)	4,095	3,865	3,087

Average number of shares outstanding (in 1,000 shares)	346,685	345,713	349,193
Average number of options ‘in the money’ outstanding (in 1,000 shares)	2,578	2,448	979

Average number of shares outstanding including options ‘in the money’ (in 1,000 shares)	349,263	348,161	350,172

Earnings per share (DKK)	11.81	11.18	8.84
Earnings per share diluted (DKK)	11.72	11.10	8.82

28     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Consolidated balance sheet

12	Intangible fixed assets

	Goodwill	Patents and	2002	2001
DKK million		licences	Total	Total

Cost at the beginning of the year	169	19	188	190
Additions during the year	346	5	351	—
Disposals during the year	(107)	—	(107)	(2)
Exchange rate adjustments	(106)	(1)	(107)	—

Cost at the end of the year	302	23	325	188

Amortisation at the beginning of the year	157	17	174	158
Amortisation for the year	24	1	25	17
Amortisation reversed on disposals during the year	(107)	—	(107)	(1)
Exchange rate adjustments	(6)	(1)	(7)	—

Amortisation at the end of the year	68	17	85	174

Carrying amount at the end of the year	234	6	240	14

13	Tangible fixed assets

	Land and	Plant and	Other	Payments on	2002	2001
	buildings	machinery	equipment	account and	Total	Total
				assets in
				course of
DKK million				construction

Cost at the beginning of the year	7,179	6,193	2,579	4,128	20,079	16,766
Changes in consolidation	45	83	23	32	183	—
Additions during the year	257	260	318	3,122	3,957	3,943
Disposals during the year	(45)	(88)	(259)	—	(392)	(584)
Transfer from/(to) other items	423	810	131	(1,364)	—	—
Exchange rate adjustments	(94)	(71)	(66)	(22)	(253)	(46)

Cost at the end of the year	7,765	7,187	2,726	5,896	23,574	20,079

Depreciation and write-down at the beginning of the year	1,826	3,121	1,506	—	6,453	5,867
Changes in consolidation	14	49	7	—	70	—
Depreciation for the year	280	625	294	—	1,199	1,060
Write-down for the year	—	35	5	—	40	—
Depreciation and write-down reversed on disposals during the year	(22)	(82)	(190)	—	(294)	(454)
Exchange rate adjustments	(22)	(44)	(33)	—	(99)	(20)

Depreciation and write-down at the end of the year	2,076	3,704	1,589	—	7,369	6,453

Carrying amount at the end of the year	5,689	3,483	1,137	5,896	16,205	13,626

The total amount of capitalised interests included under tangible fixed assets at the end of the year amounts to DKK 410 million (DKK 436 million in 2001).

Tangible fixed assets by geographical areas:
Europe	15,301	12,647
North America	425	481
Japan & Oceania	329	411
International Operations	150	87

	16,205	13,626

FINANCIAL STATEMENTS FOR 2002     29

Notes — Consolidated balance sheet      The Novo Nordisk Group

14	Fixed asset investments

DKK million	Amounts owed by affiliated companies	Investments in associated companies	Other securities and investments	2002 Total	2001 Total

Cost at the beginning of the year	—	1,207	224	1,431	1,201
Additions during the year	28	53	13	94	258
Disposals during the year	—	(9)	(31)	(40)	(46)
Transfer from other items	—	—	7	7	18

Cost at the end of the year	28	1,251	213	1,492	1,431

Value adjustments at the beginning of the year	—	100	(130)	(30)	(67)
Net profit/(loss)	—	(87)	—	(87)	(107)
Amortisation and write-down of goodwill	—	(68)	—	(68)	—
Transfer from other items	—	—	—	—	36
Exchange rate adjustments	—	(167)	—	(167)	—
Other adjustments	—	173	(34)	139	108

Value adjustments at the end of the year	—	(49)	(164)	(213)	(30)

Carrying amount at the end of the year	28	1,202	49	1,279	1,401

Carrying amount of investments in associated companies includes net capitalised goodwill of DKK 18 million at the end of the year. Amortisation and write-down of goodwill for the year was DKK 68 million, which includes an impairment write-down of DKK 62 million. Exchange rate adjustments of goodwill amounted to DKK 13 million. Additions to goodwill during 2002 amounted to DKK 17 million. At the end of 2001, goodwill amounted to DKK 82 million.

Of net loss and amortisation and write-down of investments in associated companies, a loss of DKK 182 million related to ZymoGenetics Inc and Aradigm Corporation is included in ‘Research and development costs’. Other adjustments include unrealised capital gain amounting to DKK 236 million on Initial Public Offering of ZymoGenetics Inc.

15	Stocks

DKK million	2002	2001

Raw materials and consumables	981	733
Work in progress	3,341	2,681
Finished goods	1,597	1,346

Total stocks	5,919	4,760

Indirect production costs included in work in progress and finished goods	2,301	1,888

16	Trade debtors

DKK million	2002	2001

Trade debtors (gross)	4,267	4,411

Write-down for doubtful debtors:
Balance at the beginning of the year	529	581
Change in write-down during the year	(29)	60
Realised losses during the year	(44)	(112)

Balance at the end of the year	456	529

Total trade debtors	3,811	3,882

Trade debtors (gross) are equal to an average credit period of (days)	62	68

17	Other debtors

DKK million	2002	2001

Prepayments to public authorities	—	555
Prepayments	407	436
Interest receivable	18	47
Market value of financial instruments	842	243
Amounts owed by affiliated companies	156	76
Other receivables	450	404

Total other debtors	1,873	1,761

18	Current asset investments

DKK million	2002	2001

Bonds	301	1,373
Unit trusts and shares	14	29

Total current asset investments	315	1,402

At original acquisition cost	388	1,450
Duration of the Group’s bond portfolio (years)	1.4	1.5
Redemption yield on the Group’s bond portfolio	3.2%	4.3%

30     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Consolidated balance sheet

19	Share capital

Development in share capital (DKK million)	2002	2001	2000	1999	1998

A share capital	107	107	107	107	107
B share capital at the beginning of the year	602	647	647	647	643
Additions to B share capital during the year	—	—	—	—	4
Reduction of B share capital during the year	—	(45)	—	—	—

At the end of the year	709	709	754	754	754

At the end of 2002 the share capital amounted to DKK 107,487,200 in A share capital (equal to 53,743,600 shares of DKK 2) and DKK 601,901,120 in B share capital (equal to 300,950,560 shares of DKK 2).

	Number		Market
	of B shares	In % of share	value
Own shares	of DKK 2	capital	DKK million

Holding at the beginning of the year	8,017,323	2.26%	2,742
Purchase during the year	1,786,762	0.50%	386
Sale during the year	(407,244)	(0.11%)	(39)
Value adjustment			(1,163)

Holding at the end of the year	9,396,841	2.65%	1,926

Acquisition of own shares during the year is part of the share buy-back programme of up to DKK 2 billion worth of Novo Nordisk B shares announced in August 2002, which was initiated in order to align the capital structure with the expected development in free cash flow. Sale of own shares mainly relates to the employee share programme and exercised share options.

Of own shares 3,053,953 shares are regarded as hedge for the share options issued, please refer to note 29.

20	Provision for deferred tax (net)

DKK million	2002	2001

At the beginning of the year	1,358	970
Deferred tax on profit for the year	(182)	408
Adjustment relating to previous years	(82)	40
Tax on entries on shareholders’ funds	(2)	(57)
Exchange rate adjustments	30	(3)

Total provisions for deferred tax (net)	1,122	1,358

Specification Tangible fixed assets	1,389	1,318
Indirect production costs	690	566
Unrealised profit on intercompany sales	(766)	(708)
Write-down for doubtful debtors	(118)	(128)
Other	(73)	310

	1,122	1,358

Calculation of deferred taxes in Denmark is based on a tax rate of 30%, while deferred tax in other countries is based on local tax rates.

FINANCIAL STATEMENTS FOR 2002     31

Notes — Consolidated balance sheet      The Novo Nordisk Group

21	Other provisions

	Provisions	Provisions	Other	2002	2001
	for pension	for returned	provisions	Total	Total
	commitments	products
	and similar
DKK million	obligations

At the beginning of the year	241	290	10	541	523
Changes in consolidation	10	—	35	45	—
Additional provisions	80	175	20	275	241
Reversed during the year	(1)	—	(10)	(11)	(37)
Used during the year	(30)	(134)	(1)	(165)	(181)
Exchange rate adjustments	(17)	—	(15)	(32)	(5)

At the end of the year	283	331	39	653	541

Specification of provisions:
Long-term	282	175	31	488	405
Short-term	1	156	8	165	136

	283	331	39	653	541

The gross benefit obligation relating to ‘Provisions for pension commitments and similar obligations’ at 31 December 2002 amounts to DKK 390 million. The benefit obligation is partly offset by plan assets and the net liability amounts to DKK 283 million.

22	Banks and other credit institutions

DKK million	2002	2001

Mortgage debt and other secured loans with terms to maturity between 2006—2016 and interest rates at 4.2%—10.0%	167	160
Unsecured loans and other long-term loans with terms to maturity between 2004—2007 and interest rates at 0.5%—3.4%	657	703

At the end of the year	824	863

The debt is payable within the following periods as from the balance sheet date:
Between 1 and 2 years	570	42
Between 2 and 3 years	48	576
Between 3 and 4 years	35	43
Between 4 and 5 years	17	31
After 5 years	154	171

	824	863

The debt is denominated in the following currencies:
DKK	6	6
EUR	436	436
USD	7	—
JPY	352	421
Other currencies	23	—

	824	863

Adjustment of the above loans to market value at year-end 2002 would result in a cost of DKK 12 million.

32     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Consolidated cash flow and financial resources

23	Bank loans

DKK million	2002	2001

Bank loans and overdrafts	504	775
Long-term debt, amounts falling due within 1 year	60	42

Total bank loans	564	817

The debt is denominated in the following currencies:
DKK	97	112
EUR	188	306
USD	172	284
JPY	39	42
Other currencies	68	73

Total bank loans	564	817

At year-end the Group had undrawn committed credit facilities amounting to DKK 7,961 million (DKK 5,046 million in 2001). The undrawn committed credit facilities consist of a USD 600 million and a EUR 500 million facility which are committed by a number of Danish and international banks. The facilities mature in 2004 and 2007 respectively.

24	Other creditors

DKK million	2002	2001

Employee costs payable	1,087	1,075
Taxes and duties payable	273	111
Accruals and deferred income	1,324	1,275
Amounts owed to affiliated companies	70	16
Other payables	1,516	1,680

Total other creditors	4,270	4,157

25	Other reversals with no effect on cash flow

DKK million	2002	2001	2000

Loss from sale of tangible fixed assets	48	33	105
Write-down for doubtful debtors	(29)	60	43
Unrealised (gain)/loss on shares and bonds etc	36	60	(29)
Unrealised foreign exchange (gain)/loss	96	106	58
Share of (profit)/loss in associated companies	87	107	4
Unrealised capital gain on investments in associated companies	(236)	(48)	(19)
Other	159	159	78

Other reversals with no effect on cash flow	161	477	240

26	Cash flows from divestment of subsidiaries

DKK million	2002	2001	2000

Intangible fixed assets	—	—	35
Tangible fixed assets	4	—	367
Current assets	31	—	743
Long-term debt	(2)	—	—
Short-term liabilities	(8)	—	(277)

Net assets divested	25	—	868
Divestment gains	38	—	—
Unrealised gain	—	—	19
Addition to investments in associated companies	—	—	(887)

Consideration received	63	—	—
Less divested cash and cash equivalents	(11)	—	(427)

Net cash flow	52	—	(427)

27	Cash flows from acquisition of subsidiaries

DKK million	2002	2001	2000

Tangible fixed assets	(104)	—	—
Current assets	(178)	—	—
Provisions	45	—	—
Long-term debt	58	—	—
Short-term liabilities	102	—	—

Net assets acquired	(77)	—	—
Goodwill on acquisition	(346)	—	—

Consideration paid	(423)	—	—
Less acquired cash and cash equivalents (negative)	(25)	—	—

Net cash flow	(448)	—	—

FINANCIAL STATEMENTS FOR 2002     33

Notes — Additional information      The Novo Nordisk Group

28	Cash and cash equivalents

DKK million	2002	2001	2000

Cash and cash equivalents consist of cash and current asset investments less short-term bank loans
Total current asset investments at the beginning of the year	1,402	2,567	2,172
Receipts from current asset investments	(1,073)	(6,337)	(2,732)
Outlays for current asset investments	22	5,232	3,098
Unrealised gain/(loss) on current asset investments	(36)	(60)	29

Current asset investments at the end of the year	315	1,402	2,567
Cash at the end of the year	1,423	1,660	1,278

Cash and current asset investments at the end of the year	1,738	3,062	3,845
Short-term bank loans at the end of the year	(504)	(775)	(772)

Cash and cash equivalents at the end of the year	1,234	2,287	3,073

Current asset investments with remaining term to maturity exceeding 3 months at the end of the year	315	1,402	1,352
Cash and current asset investments with remaining term to maturity not exceeding 3 months at the end of the year	1,423	1,660	2,493

Cash and current asset investments at the end of the year	1,738	3,062	3,845

29	Employee shares and share options

Employee shares
In the first half year of 2002 340,788 B shares were sold to employees of Novo Nordisk’s foreign subsidiaries. The shares were sold at a favourable price of DKK 100 per share compared to market prices on the allotment dates between DKK 240—265 per share. A similar employee share programme was offered in December 2001 to employees of Novo Nordisk A/S and its Danish subsidiaries, where 991,591 B shares were sold. These shares were also sold at a favourable price of DKK 100 per share compared to a market price on the allotment date of DKK 314 per share.

     The total number of employee shares sold in 2001 and 2002 amounts to 0.38% of the total number of shares in Novo Nordisk A/S and was sold from Novo Nordisk’s holding of own shares. The proceeds from the sale of the shares have been recognised in shareholders’ funds and no costs have been recognised in the profit and loss account.

Share options
As from 1998 Novo Nordisk has established share option schemes for Executive Management and other management employees with the purpose of motivating and retaining qualified management and to ensure common goals for the management and the shareholders. Each option gives the right to purchase one Novo Nordisk B share, and in total approximately 350 employees in Novo Nordisk hold share options.

Ordinary share option plans
The granting of share options under the Group’s ordinary share option plans is subject to the achievement of shareholder value based goals decided by the Board of Directors aligned with the Group’s long-term financial targets.

     The options are exercisable three years after the issue date and will expire after eight years. For options granted based on performance targets for the financial years 1997—1999 the exercise price was equal to the market price of the Novo Nordisk B share at the time of issuance. The exercise price for options granted based on performance targets for the financial years 2000—2001 was equal to the market price of the Novo Nordisk B share at the time the plan was established.

     No options have been issued for the financial year 2002 under the ordinary programme as the shareholder value based targets set out under the 2002 ordinary share option programme have not been met.

Launch share option plan
In connection with the demerger of Novozymes A/S a specific share option plan was established for Executive Management and Senior Management Board, where the granting of the options was subject to the successful and timely completion of the demerger. The options are exercisable three years after the issue date and will expire after six years. The exercise price corresponds to the market price for the Novo Nordisk B share at the time the plan was established.

     As a prerequisite to receive the options, each participant had to establish an investment in Novo Nordisk B shares equal to one year’s gross salary. To the extent this requirement was not already met prior to the date of the demerger the required shares were bought by the participants from Novo Nordisk’s holding of own shares at a price equal to the average market price in the 20 days following the demerger of Novozymes A/S —corresponding to DKK 316. For each Novo Nordisk share invested under the scheme four options were received and the Novo Nordisk B share investment must be maintained at least until the end of the vesting period for the options, ie 31 January 2004. After this date the investment in Novo Nordisk B shares is no longer required and the Novo Nordisk B shares may be sold by the individual launch share option plan participant, whereas the launch options may be exercised within a period of three years.

     The launch scheme was mandatory for members of Executive Management and voluntary for Senior Management Board. In 2001 and 2002 a launch option incentive programme has also been offered to newly appointed members of Senior Management Board.

Share options on Novozymes share
Options granted prior to the demerger of Novozymes A/S in 2000 have been split into one Novo Nordisk option and one Novozymes option. At the end of the year the Group’s outstanding Novozymes options amount to 361,006 with an average exercise price of DKK 96 per share of DKK 10 and a market value of DKK 21 million. These options are hedged by the Group’s holding of Novozymes A/S shares, which are recorded at the average exercise price.

34     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Additional information

29	Employee shares and share options (continued)

		Average
		exercise price	Market value	Market
		per option	per option	value
Outstanding share options in Novo Nordisk	Share options	DKK	DKK	DKK million

Outstanding at the beginning of 2000	1,147,000	175	51	59
Granted in respect of 2000 (issued 22 February 2001)	763,000	198	124	95
Launch share options granted in 2000 (issued 31 January 2001)	701,580	198	172	120
Assigned to Novo A/S in 2000	(135,250)	188	81	(11)
Expired/cancelled in 2000	(18,000)	188	81	(1)
Value adjustment				59

Outstanding at the end of 2000	2,458,330	188	131	321

Granted in respect of 2001 (issued 8 February 2002)	684,980	332	111	76
Launch share options granted in 2001 (issued 8 February 2002)	10,764	332	111	1
Assigned from Novo A/S in 2001	29,520	194	169	5
Exercised in 2001	(56,000)	188	131	(7)
Expired/cancelled in 2001	(2,500)	131	131	—
Value adjustment				113

Outstanding at the end of 2001	3,125,094	220	163	509

Launch share options granted in 2002 (issued 7 February 2003)	26,024	322	60	2
Exercised in 2002	(51,750)	125	163	(8)
Expired/cancelled in 2002	(45,415)	220	163	(7)
Value adjustment				(319)

Outstanding at the end of the year	3,053,953	223	58	177

The market value of the share options has been calculated using the Black-Scholes option pricing model. The assumptions used are shown in the table below:

	2002	2001	2000

Expected life of the option in years (average)	4	4	4
Expected volatility (based on four years historical volatility)	39%	36%	31%
Expected dividend per share (in DKK)	3.60	3.35	2.65
Risk-free interest rate (based on Danish government bonds)	3.8%	4.5%	5.0%
Market value of Novo Nordisk B share at the end of the year	205	342	285

				Outstanding/
	Issued	Exercised	Expired/	exercisable	Exercise price
Share options in Novo Nordisk	share options	share options	cancelled	share options	DKK	Exercise period

1997 Ordinary share option plan	104,500	(49,000)	(32,500)	23,000	190	19/2 2001 -- 18/2 2006
1998 Ordinary share option plan	355,000	(51,750)	(51,750)	251,500	125	25/3 2002 -- 24/3 2007

Exercisable share options at the end of the year	459,500	(100,750)	(84,250)	274,500
1999 Ordinary share option plan	687,500	—	(82,000)	605,500	198	24/3 2003 -- 23/3 2008
2000 Ordinary share option plan	763,000	—	(24,500)	738,500	198	22/2 2004 -- 21/2 2009
2000 Launch share option plan	718,600	—	—	718,600	198	1/2 2004 -- 31/1 2007
2001 Ordinary share option plan	684,980	—	(4,915)	680,065	332	8/2 2005 -- 7/2 2010
2001 Launch share option plan	10,764	—	—	10,764	332	8/2 2005 -- 7/2 2010
2002 Launch share option plan	26,024	—	—	26,024	322	7/2 2006 -- 6/2 2011

Total outstanding share options at the end of the year	3,350,368	(100,750)	(195,665)	3,053,953

FINANCIAL STATEMENTS FOR 2002     35

Notes — Additional information      The Novo Nordisk Group

30	Management’s remuneration, share options and shareholdings

For information on the Board of Directors, the members of Executive Management and of the Senior Management Board, please refer to pages 60—61 of the Annual Financial Report.

Remuneration
It is the policy of Novo Nordisk, that remuneration to the Board of Directors (9 in total), Executive Management (6 in total) and the Senior Management Board (15 in total) must be at a competitive level compared to similar international pharmaceutical companies and other major Danish companies.

Board of Directors
The fee to the Board of Directors is a fixed annual fee. In addition to the fee the member’s costs in connection with participation in the meetings, such as travel and hotel expenses etc, are refunded. Besides this no other amounts or benefits are paid to the Board members.

Fee to the Board of Directors (DKK million)	2002	2001

Chairman	0.6	0.6
Vice chairman	0.4	0.4
Other Board members (7)	1.9	1.9

Total	2.9	2.9

Executive Management and Senior Management Board
The remuneration to Executive Management and the Senior Management Board is based on a fixed salary, a potential cash bonus of up to four months’ salary, pension contributions of 20% to 30% of the cash salary including bonus and non-monetary benefits in the form of car and phone. Additionally Executive Management and the Senior Management Board participate in share option programmes. The remuneration package for members of the Senior Management Board employed in foreign subsidiaries differ from the general package in respect of other benefit and bonus schemes included in the package in order to ensure an attractive package compared to local conditions. In addition, Executive Management and Senior Management Board members receive ordinary allowances in connection with business travelling, conferences and education etc, which are based on refunding of actual costs. The size of the cash bonus depends on the achievement of individual performance targets whereas the granting of options depends on achievement of shareholder value based goals aligned with the Group’s long-term financial targets.

	Remuneration excl share options		Market value of granted share options *)

DKK million	2002	2001	2002	2001

Executive Management:
Lars Rebien Sørensen	5.1	5.1	—	1.2
Jesper Brandgaard	3.6	3.5	—	0.7
Lars Almblom Jørgensen	3.9	3.7	—	0.7
Lise Kingo **)	1.9	—	—	—
Kåre Schultz	3.8	3.6	—	0.7
Mads Krogsgaard Thomsen	3.6	3.6	—	0.7
Executive Management in total	21.9	19.5	—	4.0

Senior Management Board in total ***)	44.6	36.7	—	7.1

*) Calculation of market values has been based on the Black-Scholes option pricing model applying the assumptions shown in note 29. The market value of granted share options excludes the market value of launch share options.

**) Lise Kingo was appointed member of Executive Management on 22 March 2002. Her salary for the period January 2002 to March 2002 is included in the total for the Senior Management Board.

***) The Senior Management Board consists of 15 members in 2002 compared to 13 members in 2001.

In relation to severance payment, the members of Executive Management are, in the event of termination by the Company or by the individual due to a merger, acquisition or takeover by an external company, entitled to a severance payment of 36 months’ salary plus pension contribution.

36     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Additional information

30	Management’s remuneration, share options and shareholdings (continued)

Management’s share options

	At the beginning	Exercised	Granted	At the end of	Market value *)
Share options in Novo Nordisk	of the year	during the year	during the year	the year	DKK million

Executive Management:
Lars Rebien Sørensen	95,500	—	—	95,500	5.5
Jesper Brandgaard	55,280	—	—	55,280	3.2
Lars Almblom Jørgensen	56,780	—	—	56,780	3.3
Lise Kingo	27,520	—	—	27,520	1.6
Kåre Schultz	57,280	—	—	57,280	3.3
Mads Krogsgaard Thomsen	55,280	—	—	55,280	3.2

	347,640	—	—	347,640	20.1
Former members of Executive Management **):
Mads Øvlisen	108,330	(9,750)	—	98,580	5.9
Kurt Anker Nielsen ***)	37,840	—	—	37,840	2.2

	146,170	(9,750)	—	136,420	8.1
Senior Management Board in total	524,724	—	26,024	550,748	32.1

Total	1,018,534	(9,750)	26,024	1,034,808	60.3

*) Calculation of market values at year-end has been based on the Black-Scholes option pricing model applying the assumptions shown in note 29.

**) Mads Øvlisen and Kurt Anker Nielsen are now members of the Board of Directors.

***) In addition, Kurt Anker Nielsen has share options in Novo Nordisk, issued by Novo A/S in connection with the demerger in 2000. At the end of 2002, 26,000 of these options were outstanding.

Management’s holding of Novo Nordisk shares and ADRs
The internal rules on board members, executives and certain employees’ trading in Novo Nordisk securities only permit trading in the 15 calendar-day period following each quarterly announcement.

	At the beginning	Purchased	Sold	At the end of	Market value *)
Shares in Novo Nordisk	of the year	during the year	during the year	the year	DKK million

Board of Directors:
Mads Øvlisen	41,775	9,750	—	51,525	10.6
Kurt Anker Nielsen	33,440	—	—	33,440	6.9
Kurt Briner	—	2,400	—	2,400	0.5
Johnny Henriksen	300	—	—	300	0.1
Niels Jacobsen	8,000	3,000	—	11,000	2.3
Ulf J. Johansson	—	—	—	—	—
Anne Marie Kverneland	1,600	—	—	1,600	0.3
Stig Strøbæk	400	—	—	400	0.1
Jørgen Wedel	5,555	—	—	5,555	1.1
Former Board members **)	1,400	—	(1,400)	—	—

	92,470	15,150	(1,400)	106,220	21.9
Executive Management:
Lars Rebien Sørensen	12,800	—	—	12,800	2.6
Jesper Brandgaard	8,545	—	—	8,545	1.8
Lars Almblom Jørgensen	8,775	—	—	8,775	1.8
Lise Kingo	4,355	—	—	4,355	0.9
Kåre Schultz	8,690	—	—	8,690	1.8
Mads Krogsgaard Thomsen	8,835	—	—	8,835	1.8

	52,000	—	—	52,000	10.7
Senior Management Board in total	83,180	6,602	—	89,782	18.4

Total	227,650	21,752	(1,400)	248,002	51.0

The requirement for share ownership for Executive Management and former members of Executive Management linked to the participation in demerger launch incentives expires in January 2004. After this period it may be envisioned that launch incentive participants will reduce their shareholdings in Novo Nordisk B shares.

*) Calculation of the market value at year-end is based on the quoted share prices at the end of the year.

**) Shares held by former Board members are reported as sold in the above table regardless of continued holding.

FINANCIAL STATEMENTS FOR 2002     37

Notes — Additional information      The Novo Nordisk Group

31	Hedging activities

The major part of Novo Nordisk’s sales is in currencies other than DKK, whereas a significant part of the costs are in DKK. Thus, exchange rate fluctuations may have a significant impact on both the profit and loss account and on the balance sheet in the form of transaction risk and translation risk.

     Novo Nordisk hedges the transaction risk for existing balances and expected cash flows up to several months forward in major currencies. Recognised assets and liabilities in foreign currency and the hedging hereof are shown in the table below. The table includes assets and liabilities in currencies other than basis currency in each entity within the Group. Gains and losses on the assets and liabilities (hedged items) and the hedging of financial instruments (derivatives) are included in the profit and loss account.

Hedging of assets and liabilities in foreign currency

					Net
				Hedged via	assets with
				financial	transaction
DKK million	Assets	Liabilities	Net assets	instruments	risk

USD	1,467	208	1,259	1,259	—
JPY	483	226	257	257	—
GBP	193	18	175	175	—
EUR	2,551	1,304	1,247	—	1,247
Other	449	100	349	260	89

	5,143	1,856	3,287	1,951	1,336

The translation risk illustrated in the table below is the risk arising from translation of net investments in foreign subsidiaries into DKK. The gains/losses are recognised in ‘Other comprehensive income’ under shareholders’ funds.

Hedging of net investments in foreign subsidiaries

	Net	Hedged	Net invest-
	investment	via	ments with
	in foreign	currency	translation
DKK million	subsidiaries *)	swaps	risk

USD	1,201	389	812
JPY	437	298	139
GBP	140	—	140
EUR	678	—	678
CHF	556	—	556
Other	1,082	—	1,082

	4,094	687	3,407

*) Adjusted for intercompany receivables and payables in DKK.

38     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Additional information

32	Financial instruments

Novo Nordisk hedges commercial exposure only and consequently does not enter into speculative positions. Currency forwards and options hedging transaction risk are recorded at market value in the balance sheet, and value adjustments are recognised in the profit and loss account. Unrealised gains and losses on financial contracts hedging expected cash flows (cash flow hedges) are deferred from the profit and loss account via ‘Other comprehensive income’ under shareholders’ funds, until the hedged item is recognised.

     The following table illustrates financial contracts and deferred gains and losses at the balance sheet date.

		Gain/(loss) in	Gain/(loss)	Gain/(loss)	Deferred
		revaluation	included in	recognised	gain/(loss)
		to market	2002 profit	in share-	via share-	Interest	Hedging
	Contract	value at	and loss	holders' funds	holders'	margin	period/
DKK million	amount	31 Dec 2002	account	31 Dec 2002	funds	p a	maturity

Forward exchange contracts, net sales
USD	4,759	428	195	—	233		12 months
JPY	2,006	120	—	—	120		13 months
GBP	716	23	8	—	15		8 months
Other	442	31	8	—	23		N/A

	7,923	602	211	—	391
Options
EUR/USD (purchased USD put)	1,596	79	—	—	79		5 months
EUR/JPY (purchased JPY put)	1,656	64	—	—	64		5 months

	3,252	143	—	—	143
Currency and interest rate swaps
JPY/DKK	314	30	30	—	—	4.05%	Dec 2011
JPY/JPY	480	—	—	—	—	(0.26%)	Dec 2007
DKK/DKK	150	(10)	(10)	—	—	(2.47%)	Dec 2011
DKK/DKK	160	(9)	(9)	—	—	(2.33%)	Dec 2011

	1,104	11	11	—	—

Total hedging of transaction risk	12,279	756	222	—	534

Currency and interest rate swaps
USD/DKK	252	39	—	40	(1)	0.73%	Nov 2003
USD/DKK	216	39	1	39	(1)	0.68%	Jul 2004
JPY/DKK	156	9	1	7	1	3.27%	Sep 2003
JPY/DKK	149	—	—	—	—	2.93%	Jun 2004

Total hedging of translation risk	773	87	2	86	(1)

The financial contracts existing at the end of the year cover expected cash flow of key currencies in the following number of months:

USD	17 months
JPY	18 months
GBP	8 months

The Group is not considered to have significant credit risk on financial counterparties. For further information on financial risk factors, please refer to ‘Financial discussion’.

FINANCIAL STATEMENTS FOR 2002     39

Notes — Additional information      The Novo Nordisk Group

33	Contingent assets, contingent liabilities and pending litigation

DKK million	2002	2001

Contingent liabilities
Rental and lease commitments expiring within the following periods as from the balance sheet date:
Within 1 year	248	229
Between 1 and 2 years	196	195
Between 2 and 3 years	154	143
Between 3 and 4 years	120	118
Between 4 and 5 years	110	108
After 5 years	324	340

	1,152	1,133

The above rental and lease commitments are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 62% of the commitments are related to leases outside Denmark The rental/lease costs for 2002 and 2001 were DKK 570 million and DKK 428 million respectively

Contractual obligations relating to investments in tangible fixed assets	658	1,347
The commitments primarily relate to investments under the production facility expansion programme to be completed in 2003 and 2004
Obligations relating to research and development projects	983	1,793
Novo Nordisk has engaged in research and development projects with a number of external corporations. The major part of the obligations include fees and milestone payments on the AERx® iDMS project which is conducted in cooperation with Aradigm Corporation; option fee on proteins developed by ZymoGenetics Inc and fees on the NovoSeven® expansion programmes. Most of the costs will incur in 2003 and 2004 according to the plans, whereas all commitment could incur in 2003 in case a project is terminated

Other guarantees and commitments	535	1,071
Other commitments primarily include purchase agreement commitments regarding medical equipment and consumer goods, which will be purchased in 2003
Security for debt
Land, buildings and equipment etc at carrying amount	833	798
Credit guarantee regarding asset securitisation	65	59
Novo Nordisk has asset securitisation programmes with two external credit institutions regarding the major part of the trade debtors in the Japanese subsidiary with the purpose to accelerate the receipt of cash related to those receivables. On a part of the sold receivables Novo Nordisk has issued a credit guarantee of up to 15% of the sold trade debtors

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S the shareholders agreed on a donation to the World Diabetes Foundation obligating Novo Nordisk A/S for a period of 10 years from 2002 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Novo Nordisk Group in the preceding financial year. However, annual donations shall not exceed the lower of DKK 65 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question. The donation in 2002 is recognised in the profit and loss account.

Pending litigation
In Poland the local customs authorities have investigated a number of international companies, alledging misstatement of customs values regarding the period until April 2002 when new legislation came into effect. Regarding Novo Nordisk the authorities have investigated 1999, and claimed misstatement of approximately DKK 130 million. Novo Nordisk has not received claims regarding 2000, 2001 nor 2002. In the opinion of Management, Novo Nordisk has acted in compliance with Polish legislation. In spite of that, there is a risk of further legal actions against Novo Nordisk from the Polish authorities. The outcome of possible legal actions and consequences hereof are uncertain.

     In addition the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of Management, settlement or continuation of these proceedings will not have a material effect on the financial position of the Group.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000.
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liability for any obligation which existed at the time of the announcement of the demerger in 2000. At the end of the year the remaining part of the joint and several liability in Novozymes A/S amounted to DKK 840 million.

     Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S will be distributed proportionally between the two.

40     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Additional information

34	Related party transactions

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities and the Management of Novo Nordisk. Following the demerger, Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services have been negotiated at arm’s length, and most of these agreements are for one year.

The Novo Nordisk Group has had the following material transactions with related parties:

	2002	2001
	Purchase/	Purchase/
DKK million	(sale)	(sale)

Novo A/S
Services provided by the Novo Nordisk Group	(6)	(23)
Facilitation and stakeholder relation services etc	35	60
The Novozymes Group
Services provided by the Novo Nordisk Group	(382)	(438)
Services provided by the Novozymes Group	134	93
Sales of assets	30	—
Associated companies
Sales to associated companies	(84)	(103)
Fees and royalties etc paid to associated companies	309	351
Equity contribution to associated companies	53	210

There have not been any material transactions with the Novo Nordisk Foundation, or with any director or officer of Novo Nordisk A/S, the Novozymes Group, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to the Management of Novo Nordisk A/S, please refer to note 30.

Apart from the balances included in the balance sheet under ‘Fixed asset investments’, ‘Other debtors’ and ‘Other creditors’ there are no unsettled transactions with related parties at the end of the year.

35	Reconciliation to US GAAP

A description of the Group’s accounting policies is set out on in note 1. The accounting principles generally accepted in the United States (US GAAP) differ within certain areas from the Group’s accounting policies.The principal areas for which US GAAP differ can be summarised as follows:

a)	Employee shares — according to Danish GAAP employee shares issued or sold at a favourable price are recorded under shareholders’ funds irrespective of the discount. According to US GAAP the difference between market price and the sales price should be recorded as an expense in the profit and loss account.

b)	Options and share-based awards — under Danish GAAP, no expense is recorded because these schemes are hedged by own shares. Under US GAAP, for fixed plans the intrinsic value of the option is recorded as an expense in the profit and loss account at the date of grant. If the plan is variable, the intrinsic value of the option is adjusted in subsequent reporting periods until the time when the terms of the award can be determined, and the intrinsic value is expensed in the profit and loss account over the service period.

c)	Financial instruments — according to Danish GAAP foreign exchange contracts and options hedging future cash flow are measured at market value and unrealised value adjustments are deferred via shareholders’ funds. Novo Nordisk has not adopted hedge accounting under US GAAP, hence the value adjustments in accordance with US GAAP, must be recognised in the profit and loss account.

d)	Restructuring costs — under Danish GAAP costs in connection with the restructuring were taken to the profit and loss account in 1999. Under US GAAP such costs can only be charged to the profit and loss account when the costs have been incurred.

e)	Unrealised capital gain on investments in research and development companies — according to Danish GAAP the gain on a capital injection, where the shareholding of Novo Nordisk is diluted, is recognised in the profit and loss account. Under US GAAP the gain is recognised in shareholders’ funds when the issued securities are not common stock or the main activity of the investee is research and development.

f)	Goodwill on investments in research and development companies — according to Danish GAAP goodwill is capitalised and amortised over the expected useful life of the asset. Under US GAAP costs in excess of net assets is considered to be in-process research and development costs which are charged to the profit and loss account immediately.

g)	Goodwill — according to Danish GAAP goodwill must be capitalised and amortised systematically over the useful life (not to exceed 20 years). Under US GAAP goodwill is not amortised, but tested for impairment.

h)	Business combinations — the excess capital paid for a company has to be transferred to all identifiable assets in a business combination under Danish GAAP as it has to be under US GAAP. The application of the rules is however more strict under US GAAP, where more intangible assets are identified compared to the generally accepted Danish practice.

i)	Discontinued operations (Novozymes A/S) — under US GAAP the results of discontinued operations have been included until the date of the demerger. Consequently the results of Novozymes have been included until 13 November 2000. The income recorded during 2000 becomes part of the net assets which are distributed in the form of dividend to shareholders in connection with the demerger.

j)	In the Statement of cash flow and financial resources — financial resources comprise current asset investments and cash less short-term bank loans. According to US GAAP, cash and cash equivalents consist solely of cash and current asset investments with a remaining term to maturity of less than three months. Current asset investments with remaining term to maturity exceeding three months are presented as investing activities, and short-term bank loans are recorded as financing activities.

FINANCIAL STATEMENTS FOR 2002     41

Notes — Additional information      The Novo Nordisk Group

35	Reconciliation to US GAAP (continued)

The application of the US GAAP described would have resulted in the following adjustments:

DKK million	2002	2001	2000	1999	1998

Net turnover (no adjustments)	25,187	23,776	20,811	16,423	13,647
Adjustments to net profit:
Net profit in accordance with Danish GAAP	4,095	3,865	3,087	2,001	2,016
a) Employee shares	(56)	(213)	—	(90)	(323)
b) Options and share-based awards	(20)	(27)	(93)	—	—
c) Financial instruments	346	(139)	327	73	(114)
d) Restructuring costs	—	—	(125)	125	—
e) Unrealised capital gain on investments in research and development companies	(236)	(48)	(19)	—	—
f) Goodwill on investments in research and development companies	—	(60)	—	—	—
g) Goodwill amortisation and write-down, Danish GAAP	88	—	—	—	—
h) Intangible assets amortisation, US GAAP	(6)	—	—	—	—
Tax on the above-mentioned differences between Danish GAAP and US GAAP *)	34	114	(29)	(43)	38

Net profit from continuing operations in accordance with US GAAP	4,245	3,492	3,148	2,066	1,617
i) Net profit from discontinued operations (Novozymes)	—	—	408	392	284

Net profit in accordance with US GAAP	4,245	3,492	3,556	2,458	1,901

Adjustments to shareholders’ funds:
Shareholders’ funds in accordance with Danish GAAP	22,928	20,137	16,981	15,876	15,776
d) Restructuring costs	—	—	—	125	—
f) Goodwill on investments in research and development companies	—	(60)	—	—	—
g) Goodwill amortisation and write-down, Danish GAAP	28	—	—	—	—
h) Intangible assets amortisation, US GAAP	(6)	—	—	—	—
i) Net assets of discontinued operations according to US GAAP	—	—	3,758	3,350	2,678
i) Net assets of discontinued operations — dividend to shareholders	—	—	(3,758)	—	—
Tax arising from the difference between Danish GAAP and US GAAP	(5)	—	(105)	(40)	24

Shareholders’ funds in accordance with US GAAP	22,945	20,077	16,876	19,311	18,478

42     FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group      Notes — Additional information

35	Reconciliation to US GAAP (continued)

DKK million	2002	2001	2000	1999	1998

Adjustments to balance sheet:
Total assets in accordance with DK GAAP	31,496	28,905	24,920	23,082	22,085
Intangible fixed assets	22	—	—	—	—
Fixed asset investments	—	(60)	—	—	—
Net assets of discontinued operations	—	—	—	3,350	2,678

Total assets in accordance with US GAAP	31,518	28,845	24,920	26,432	24,763

Total liabilities and provisions in accordance with DK GAAP	8,568	8,768	7,939	7,036	6,285
Provisions	5	—	105	—	—
Current liabilities	—	—	—	85	—

Total liabilities and provisions in accordance with US GAAP	8,573	8,768	8,044	7,121	6,285

Earnings per share/ADR from continued operations in accordance with US GAAP in DKK	12.24	10.10	9.01	5.78	4.36
Earnings per share/ADR diluted from continued operations in accordance with US GAAP in DKK	12.23	10.03	8.98	5.69	4.34
Earnings per share/ADR in accordance with US GAAP in DKK	12.24	10.10	10.18	6.87	5.12
Earnings per share/ADR diluted in accordance with US GAAP in DKK	12.23	10.03	10.14	6.76	5.09
Earnings per ADR from continued operations in USD **)	1.73	1.20	1.12	0.72	0.54
Earnings per ADR from continued operations diluted in USD **)	1.73	1.19	1.12	0.71	0.54
Earnings per ADR in accordance with US GAAP in USD **)	1.73	1.20	1.27	0.85	0.64
Earnings per ADR diluted in accordance with US GAAP in USD **)	1.73	1.19	1.26	0.84	0.63
Dividend per share/ADR in DKK	3.60	3.35	2.65	1.95	1.55
Dividend per ADR in USD ***)	0.51	0.39	0.32	0.25	0.22

*) The tax amount for 2002 include the effect of the tax deduction on the 1998 employee share program allowed by the Danish Supreme Court in 2002.

**) For translation into USD, the exchange rate per 31 December is used.

***) Dividends are translated at Danmarks Nationalbanks (the central bank of Denmark) official exchange rate on the respective payment dates, for 1998—2001. For 2002 proposed dividend is translated using the exchange rate per 31 December 2002. For 31 December 2002 USD 1= DKK 7.0822.

FINANCIAL STATEMENTS FOR 2002     43

Profit and loss account      Novo Nordisk A/S

DKK million	Note	2002	2001

Net turnover	2	17,355	18,347
Production costs	3	8,275	7,149

Gross profit		9,080	11,198

Sales and distribution costs	3	2,809	3,348
Research and development costs	3	3,417	3,347
Administrative expenses	3, 4	806	789
Licence fees and other operating income (net)	5	788	795

Operating profit		2,836	4,509
Profit before tax in subsidiaries	10	2,928	1,131
Share of profit in associated companies	10	27	48
Financial income	6	696	457
Financial expenses	6	187	115

Profit before taxation		6,300	6,030
Income taxes	7	2,205	2,165

Net profit		4,095	3,865

Proposed appropriation of net profit:
Dividends		1,243	1,161
Net revaluation reserve according to the equity method		2,688	190
Retained earnings		164	2,514

		4,095	3,865

44     FINANCIAL STATEMENTS FOR 2002

Novo Nordisk A/S      Balance sheet

DKK million	Note	31 Dec 2002	31 Dec 2001

ASSETS
Intangible fixed assets	8	11	10
Tangible fixed assets	9	14,298	11,731
Fixed asset investments	10	4,595	1,953

Total fixed assets		18,904	13,694

Stocks	11	5,023	3,921
Trade debtors		1,196	1,155
Amounts owed by affiliated companies		4,047	3,360
Tax receivable		331	391
Other debtors		1,270	1,344

Debtors		6,844	6,250
Current asset investments		306	1,387
Cash at bank and in hand		1,158	1,393

Total current assets		13,331	12,951

Total assets		32,235	26,645

SHAREHOLDERS’ FUNDS AND LIABILITIES
Share capital		709	709
Share premium account		2,565	2,565
Net revaluation reserve according to the equity method		3,032	344
Retained earnings		16,622	16,519

Total shareholders’ funds	12	22,928	20,137

Provision for deferred tax (net)		879	1,033
Other provisions	13	349	309

Total provisions		1,228	1,342
Banks and other credit institutions	14	159	160
Amounts owed to affiliated companies		524	533

Long-term debt		683	693
Bank loans		13	8
Trade creditors		560	594
Amounts owed to affiliated companies		4,590	1,519
Other creditors		2,233	2,352

Short-term liabilities		7,396	4,473

Total long-term debt and short-term liabilities		8,079	5,166

Total shareholders’ funds and liabilities		32,235	26,645

FINANCIAL STATEMENTS FOR 2002     45

Notes — Profit and loss account      Novo Nordisk A/S

1	Accounting policies

The parent company financial statements have been prepared in accordance with the Danish Financial Statements Act, Danish Accounting Standard and other accounting regulations for companies listed on the Copenhagen Stock Exchange.

     The accounting policies for the parent company are the same as for the Group with the following additions. For a description of the accounting policies of the Group please see note 1 in the Consolidated financial statements.

SUPPLEMENTARY ACCOUNTING POLICIES FOR THE PARENT COMPANY

FIXED ASSET INVESTMENTS In the parent company financial statements investments in subsidiaries and associated companies are recorded under the equity method, ie at the respective share of the net assets in subsidiaries or associated companies. Any cost in excess of net assets in the acquired company is capitalised in the parent company under ‘Fixed asset investments’ as part of investments in subsidiaries (‘Goodwill’). For amortisation of goodwill, see ‘Intangible fixed assets’ in note 1 to the Consolidated financial statements.

     Net profit of subsidiaries less unrealised intercompany profits is recognised in the profit and loss account of the parent company.

     To the extent it exceeds declared dividends from such companies, net revaluation of investments in subsidiaries and associated companies is transferred to net revaluation reserve according to the equity method under shareholders’ funds.

CASH FLOW STATEMENT No separate cash flow statement has been prepared for the parent company — please see the Consolidated cash flow statement.

2	Net turnover

DKK million	2002	2001

Net turnover by therapy areas:
Diabetes care	14,432	12,985
Haemostasis management (NovoSeven®) *)	—	2,335
Growth hormone therapy	1,481	1,549
Hormone replacement therapy	1,055	1,065
Other	387	413

Total net turnover	17,355	18,347

Net turnover by geographical areas **):
Europe	8,984	8,607
North America	2,641	3,799
Japan & Oceania	2,454	2,978
International Operations	3,276	2,963

Total net turnover	17,355	18,347

Net turnover is attributed to geographical areas based on the location of the customer.

*) In order to increase focus and strengthen the business development of Haemostasis management (NovoSeven®), the business activities including related intellectual property rights have been consolidated in one subsidiary as from 1 January 2002.

**)Europe: EU, EFTA, Poland, Czech Republic, Slovenia, Hungary and the Baltic countries North America: USA and Canada Japan & Oceania: Japan, Australia and New Zealand International Operations: All other countries

3	Employee costs

DKK million	2002	2001

Wages and salaries	3,666	3,121
Pensions	233	140
Other contributions to social security	88	72
Other employee costs	127	148

Total employee costs	4,114	3,481

Included in the balance sheet as:
Change in employee costs included in stocks	165	30

For information regarding remuneration to the Board of Directors and Executive Management please refer to note 30 in the Consolidated financial statements.

	2002	2001

Average number of full-time employees in Novo Nordisk A/S	8,228	7,136

4	Fees to statutory auditors

DKK million	2002	2001

Fees to:
PricewaterhouseCoopers	16	11
Ernst & Young	3	3
of which statutory audit fee to PricewaterhouseCoopers	4	4
of which statutory audit fee to Ernst & Young	1	1

5	Licence fees and other operating income (net)

For information regarding ‘Licence fees and other operating income (net)’ please refer to note 7 in the Consolidated financial statements.

6	Financial income and Financial expenses

DKK million	2002	2001

Interest income relating to subsidiaries included in Financial income	170	27
Interest expenses relating to subsidiaries included in Financial expenses	90	64
Additional interest expenses capitalised as finance interest under tangible fixed assets	14	17

7	Income taxes

For specification of income taxes please refer to notes 10 and 20 of the Consolidated financial statements.

46     FINANCIAL STATEMENTS FOR 2002

Novo Nordisk A/S      Notes — Balance sheet

8	Intangible fixed assets

	Goodwill	Patents and	2002	2001
DKK million		licences	Total	Total

Cost at the beginning of the year	51	15	66	51
Additions during the year	—	4	4	—

Cost at the end of the year	51	19	70	51

Amortisation at the beginning of the year	41	15	56	36
Amortisation during the year	3	—	3	5

Amortisation at the end of the year	44	15	59	41

Carrying amount at the end of the year	7	4	11	10

9	Tangible fixed assets

	Land and	Plant and	Other	Payments on	2002	2001
	buildings	machinery	equipment	account and	Total	Total
				assets in
				course of
DKK million				construction

Cost at the beginning of the year	5,931	5,333	1,646	4,031	16,941	13,688
Additions during the year	196	228	183	2,890	3,497	3,524
Disposals during the year	(18)	(84)	(64)	—	(166)	(271)
Transfer from/(to) other items	411	789	100	(1,300)	—	—

Cost at the end of the year	6,520	6,266	1,865	5,621	20,272	16,941

Depreciation at the beginning of the year	1,511	2,686	1,013	—	5,210	4,690
Depreciation for the year	218	561	136	—	915	755
Depreciation reversed on disposals during the year	(16)	(81)	(54)	—	(151)	(235)

Depreciation at the end of the year	1,713	3,166	1,095	—	5,974	5,210

Carrying amount at the end of the year	4,807	3,100	770	5,621	14,298	11,731

The latest official valuation of properties of the Company for property tax purposes amounts to a total of DKK 2,850 million. Cost of property not officially valued amounts to DKK 590 million.

The total amount of capitalised interests included under ‘Tangible fixed assets’ at the end of the year amounts to DKK 401 million (DKK 425 million in 2001).

10	Fixed asset investments

	Investments	Amounts	Investments	Other	2002	2001
	in subsidiaries *)	owed by	in associated	securities	Total	Total
		affiliated	companies	and
DKK million		companies		investments

Cost at the beginning of the year	2,924	318	131	217	3,590	3,676
Additions during the year	1,876	4,408	18	13	6,315	471
Disposals during the year	(939)	(4,661)	(5)	(24)	(5,629)	(575)
Transfer from other items	—	(7)	—	7	—	18

Cost at the end of the year	3,861	58	144	213	4,276	3,590

Value adjustments at the beginning of the year	739	(1)	105	(130)	713	574
Profit/(loss) before tax	3,400	—	31	—	3,431	1,452
Income taxes on profit for the year	(582)	—	—	—	(582)	(857)
Amortisation and write-down of goodwill	(1)	—	(4)	—	(5)	(14)
Dividends received	(129)	—	—	—	(129)	(360)
Transfer from other items	—	—	—	—	—	36
Exchange rate adjustments	(462)	—	—	—	(462)	5
Other adjustments	(77)	—	—	(34)	(111)	(123)

Value adjustments at the end of the year	2,888	(1)	132	(164)	2,855	713

FINANCIAL STATEMENTS FOR 2002     47

Notes — Balance sheet      Novo Nordisk A/S

10	Fixed asset investments (continued)

	Investments	Amounts	Investments	Other	2002	2001
	in subsidiaries *)	owed by	in associated	securities	Total	Total
		affiliated	companies	and
DKK million		companies		investments

Offset against amounts owed by subsidiaries at the beginning of the year	10	—	—	—	10	1
Additions during the year	7	—	—	—	7	9

At the end of the year	17	—	—	—	17	10

Unrealised internal profit at the beginning of the year	(2,360)	—	—	—	(2,360)	(2,150)
Change for the year	(472)	—	—	—	(472)	(269)
Exchange rate adjustments	279	—	—	—	279	59

At the end of the year	(2,553)	—	—	—	(2,553)	(2,360)

Carrying amount at the end of the year	4,213	57	276	49	4,595	1,953

Carrying amount of investments in subsidiaries includes net capitalised goodwill of DKK 2 million at the end of the year. Amortisation for the year was DKK 1 million. No additions or disposals were made during the year. At the end of 2001 goodwill amounted to DKK 3 million.

Carrying amount of investments in associated companies includes net capitalised goodwill of DKK 18 million at the end of the year. Amortisation and write-down of goodwill for the year was DKK 4 million. No additions or disposals were made during the year. At the end of 2001 the amount was DKK 22 million.

List of companies in the Novo Nordisk Group are detailed on pages 50—51.

*) In Additions during the year unrealised intercompany profit in connection with internal transfer of intellectual property rights are eliminated.

11	Stocks

DKK million	2002	2001

Raw materials and consumables	845	676
Work in progress	3,180	2,465
Finished goods	998	780

Total stocks	5,023	3,921

Indirect production costs included in work in progress and finished goods	1,854	1,491

12	Statement of changes in shareholders’ funds

	Share	Share premium	Net revalua-	Retained	2002	2001
DKK million	capital	account	tion reserve	earnings	Total	Total

Balance at the beginning of the year	709	2,565	344	16,519	20,137	16,981
Appropriated from net profit for the year				164	164	2,514
Proposed dividends				1,243	1,243	1,161
Appropriated from net profit for the year to net revaluation reserve according to the equity method			2,688		2,688	190
Purchase of own shares				(386)	(386)	(24)
Sale of own shares				39	39	202
Dividends declared				(1,161)	(1,161)	(916)
Exchange rate adjustment of investments in subsidiaries				(85)	(85)	112
Deferred (gain)/loss on cash flow hedges at the beginning of the year				(188)	(188)	(327)
Deferred gain/(loss) on cash flow hedges at the end of the year				534	534	188
Other adjustments				(57)	(57)	56

Balance at the end of the year	709	2,565	3,032	16,622	22,928	20,137

Regarding average number of shares please refer to note 11 in the Consolidated financial statements. Regarding total number of A and B shares in Novo Nordisk A/S and own shares please refer to note 19 in the Consolidated financial statements.

48     FINANCIAL STATEMENTS FOR 2002

Novo Nordisk A/S      Notes — Balance sheet

13	Other provisions

	Provisions for	Other	2002	2001
DKK million	returned products	provisions	Total	Total

At the beginning of the year	290	19	309	342
Additional provisions	175	—	175	160
Reversed during the year	—	(1)	(1)	(35)
Used during the year	(134)	—	(134)	(158)

At the end of the year	331	18	349	309

Specification of provisions:
Long-term	175	16	191	176
Short-term	156	2	158	133

	331	18	349	309

14	Banks and other credit institutions

DKK million	2002	2001

Mortgage debt	160	161
Of which mortgage debt falling due within 1 year	1	1

	159	160

Long-term debt falling due after more than 5 years from the balance sheet date amounts to	155	156

15	Contingent assets, contingent liabilities and pending litigation

DKK million	2002	2001

Contingent liabilities Rental and lease commitments	315	336
Contractual obligations relating to investments in tangible fixed assets	652	1,341
Guarantees given for subsidiaries	3,182	3,512
Obligations related to research and development projects	983	1,793
Other guarantees and commitments	487	1,023
Security for debt Land, buildings and equipment etc at carrying amount	731	726

For information on pending litigation and other contingencies please refer to note 33 in the Consolidated financial statements.

16	Related party transactions

For information on transactions with related parties please refer to note 34 in the Consolidated financial statements.

FINANCIAL STATEMENTS FOR 2002     49

Companies in the Novo Nordisk Group

						Activity

	Country	Year of incorporation /		Issued share capital /	Percentage		Sales and	Research and	Services/
		acquisition		paid-in capital	of shares	Production	Marketing	Development	Finance
					owned	•	•	•	•

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	709,388,320	N/A	•	•	•	•
Subsidiaries
Novo Nordisk Pharma Argentina S.A.	Argentina	1997	ARS	7,465,150	100		•
Novo Nordisk Pharmaceuticals Pty. Ltd.	Australia	1985	AUD	500,001	100		•
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		•
Novo Nordisk Europe N.V	Belgium	1998	EUR	500,000	100		•
S.A. Novo Nordisk Pharma N.V	Belgium	1974	EUR	2,559,501	100		•
Novo Nordisk Farmacêutica do Brasil Ltda.	Brazil	1990	BRL	29,915,093	100		•
Biobrás S/A	Brazil	2002	BRL	17,899,380	100	•	•
Novo Nordisk Holding do Brazil Ltda.	Brazil	2001	BRL	133,840,168	100				•
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100		•
Novo Nordisk Engineering (Tianjin) Co., Ltd.	China	1995	CNY	1,662,940	100				•
Novo Nordisk (China) Pharmaceuticals Co., Ltd.	China	1994	CNY	165,957,192	100	•	•
Novo Nordisk s.r.o	Czech Republic	1997	CZK	14,500,000	100		•
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	•	•
Novo Nordisk Engineering A/S	Denmark	1989	DKK	500,000	100				•
Novo Nordisk Farmaka Danmark A/S	Denmark	1985	DKK	500,000	100		•
Novo Nordisk Invest 1 A/S	Denmark	1984	DKK	36,000,000	100				•
Novo Nordisk IT A/S	Denmark	1998	DKK	1,000,000	100				•
Novo Nordisk Pharmaceuticals A/S	Denmark	1974	DKK	1,001,000	100				•
Novo Nordisk Servicepartner A/S	Denmark	1998	DKK	1,000,000	100				•
NNS Sikring A/S	Denmark	1998	DKK	1,000,000	100				•
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	100,500,000	100				•
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	500,000	100				•
Novo Nordisk Region IO A/S	Denmark	2002	DKK	500,000	100				•
Novo Nordisk Farma OY	Finland	1972	EUR	420,470	100		•
Novo Nordisk Pharmaceutique S.A.	France	1959	EUR	37,950,000	100	•	•
Hermedico GmbH	Germany	1995	EUR	25,565	100				•
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		•
Novo Nordisk Hellas Ltd.	Greece	1979	EUR	1,050,000	100		•
Novo Nordisk Hong Kong Limited	Hong Kong	2002	HKD	500,000	100		•
Novo Nordisk Hungária Kft	Hungary	1996	HUF	371,000,000	100		•
Novo Nordisk India Private Ltd.	India	1994	INR	130,000,000	100		•
Novo Nordisk Limited	Ireland	1978	EUR	635	100		•
Novo Nordisk Ltd.	Israel	1989	ILS	100	100		•

50     FINANCIAL STATEMENTS FOR 2002

Companies in the Novo Nordisk Group

						Activity

	Country	Year of incorporation /		Issued share capital /	Percentage		Sales and	Research and	Services/
		acquisition		paid-in capital	of shares	Production	Marketing	Development	Finance
					owned	•	•	•	•

Subsidiaries
Home Care s.r.l	Italy	1995	EUR	10,400	100		•
Novo Nordisk Farmaceutici S.p.A	Italy	1980	EUR	516,500	100		•
Nippon Novo Ltd.	Japan	1979	JPY	10,000,000	100				•
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	2,104,000,000	100	•	•
Novo Nordisk Pharma (Malaysia) Sdn. Bhd	Malaysia	1992	MYR	200,000	100		•
Novo Nordisk Farma B.V	Netherlands	1988	EUR	61,260	100		•
Novo Nordisk Pharmaceuticals Ltd.	New Zealand	1990	NZD	1,000,000	100		•
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		•
Novo Nordisk Pharmaceuticals (Philippines) Inc.	Philippines	1999	PHP	50,000,000	100		•
Novo Nordisk Pharma Sp. z.o.o	Poland	1996	PLN	29,021,000	100		•
Novo Nordisk Comércio Produtos Farmacêuticos Ltda.	Portugal	1984	EUR	250,000	100		•
Novo Investment Pte. Ltd.	Singapore	1994	SGD	7,000,000	100				•
Novo Nordisk Asia Pacific Pte. Ltd.	Singapore	1997	SGD	2,000,000	100		•
Novo Nordisk Pharma (Singapore) Pte. Ltd.	Singapore	1997	SGD	200,000	100		•
Novo Nordisk (Pty) Ltd.	South Africa	1959	ZAR	8,000	100	•	•
Novo Nordisk Properties Ltd.	South Africa	1996	ZAR	1	100				•
Novo Nordisk Pharma Korea Ltd.	South Korea	1994	KRW	6,108,400,000	100		•
Novo Nordisk Pharma S.A.	Spain	1978	EUR	157,325,000	100		•
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		•
Novo Nordisk Pharma AG	Switzerland	1958	CHF	50,000	100		•
Novo Nordisk Health Care AG	Switzerland	2000	CHF	155,325,000	100		•	•	•
Novo Nordisk Pharma (Taiwan) Ltd.	Taiwan	1990	TWD	9,000,000	100		•
Novo Nordisk Pharma (Thailand) Ltd.	Thailand	1983	THB	15,500,000	49		•
Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti. (in million)	Turkey	1993	TRL	1,275,300	100		•
Novo Nordisk Holding Ltd.	United Kingdom	1977	GBP	2,802,130	100				•
Novo Nordisk Limited	United Kingdom	1973	GBP	2,350,000	100		•
Novo Nordisk of North America Inc.	United States	1976	USD	283,835,600	100				•
Novo Nordisk Pharmaceutical Industries Inc.	United States	1991	USD	55,000,000	100	•
Novo Nordisk Pharmaceuticals Inc.	United States	1982	USD	2,000	100		•
Associated companies *) Aldaph SpA	Algeria	1994	DZD	42,900,000	45		•
DakoCytomation A/S	Denmark	1992	DKK	76,586,798	26	•	•	•
Ferrosan A/S	Denmark	1986	DKK	121,827,000	30	•	•	•
ZymoGenetics Inc	United States	1982	USD	427,009,984	39			•
Aradigm Corporation	United States	1991	USD	250,902,000	20			•

*) Percentage of shares owned is diluted with outstanding share options ‘in the money’.

FINANCIAL STATEMENTS FOR 2002     51

Summary of the Group 1997—2002

Key figures in DKK (million)	1997	1998	1999	2000	2001	2002

Net turnover	12,585	13,647	16,423	20,811	23,776	25,187
Net turnover by therapy areas
Diabetes care	8,889	9,818	11,777	14,578	16,624	17,665
Haemostasis management (NovoSeven®)	369	576	1,313	2,270	3,096	3,621
Growth hormone therapy	1,569	1,498	1,721	2,107	2,164	2,131
Hormone replacement therapy	1,012	1,094	1,130	1,306	1,435	1,342
Other	746	661	482	550	457	428
Net turnover by geographical areas:
Europe	6,593	7,299	7,805	9,131	10,553	10,880
North America	1,123	1,572	2,769	4,114	5,277	5,913
Japan & Oceania	3,038	2,854	3,761	4,697	4,498	4,239
International Operations	1,831	1,922	2,088	2,869	3,448	4,155

Licence fees and other operating income (net)	708	1,441	962	571	867	994
Operating profit (EBIT)	2,440	2,933	3,527	4,816	5,614	5,979
Net financials	385	243	(178)	24	416	321
Profit before taxation	2,825	3,176	3,349	4,840	6,030	6,300
Income taxes	1,053	1,160	1,348	1,753	2,165	2,205
Net profit	1,772	2,016	2,001	3,087	3,865	4,095

Cash and current asset investments	2,928	1,476	3,442	3,845	3,062	1,738
Total assets	22,515	22,085	23,082	24,920	28,905	31,496
Total short-term liabilities	4,313	4,191	4,941	5,496	6,006	5,969
Long-term debt	900	997	1,007	950	863	824
Shareholders’ funds	16,304	15,776	15,876	16,981	20,137	22,928

Investments in tangible fixed assets (net) **	1,825	1,648	1,265	2,141	3,846	4,011
Investments in intangible assets and fixed asset investments (net)	(5)	91	29	(22)	288	81
Free cash flow	596	706	1,533	2,712	186	497
Net cash flow	760	(1,021)	1,777	560	(759)	(1,029)

Ratios:
Turnover in per cent:
Diabetes care	70.6%	71.9%	71.7%	70.0%	70.0%	70.1%
Haemostasis management (NovoSeven®)	2.9%	4.2%	8.0%	10.9%	13.0%	14.4%
Growth hormone therapy	12.5%	11.0%	10.5%	10.1%	9.1%	8.5%
Hormone replacement therapy	8.0%	8.0%	6.9%	6.3%	6.0%	5.3%
Other	6.0%	4.9%	2.9%	2.7%	1.9%	1.7%
Sales outside Denmark in per cent of net turnover	97.9%	98.5%	98.8%	98.8%	99.2%	99.2%
Sales and distribution costs in per cent of net turnover	27.9%	30.9%	29.3%	30.1%	30.3%	29.7%
Research and development costs in per cent of net turnover	17.4%	20.5%	16.7%	16.3%	16.7%	16.4%
Administrative expenses in per cent of net turnover	12.1%	10.2%	10.5%	9.0%	7.8%	7.7%
Gross margin *	71.1%	72.5%	74.3%	75.8%	74.9%	73.7%
Operating profit margin *	19.4%	21.5%	21.5%	23.1%	23.6%	23.7%
Growth in operating profit *	N/A	20.2%	20.3%	36.5%	16.6%	6.5%
Growth in operating profit, 3-year average *	N/A	N/A	N/A	25.7%	24.5%	19.9%
Net profit margin *	14.1%	14.8%	12.2%	14.8%	16.3%	16.3%
Effective tax rate *	37.3%	36.5%	40.3%	36.2%	35.9%	35.0%
Equity ratio *	72.4%	71.4%	68.8%	68.1%	69.7%	72.8%
Payout ratio *	20.4%	23.3%	28.7%	29.7%	30.0%	30.4%
Return on shareholders’ funds *	11.5%	12.6%	12.6%	18.8%	20.8%	19.0%
Change in market capitalisation	79.9%	(16.5%)	13.7%	56.2%	20.4%	(40.4%)
ROIC *	12.6%	14.4%	15.3%	22.0%	23.1%	20.1%
Cash/earnings *	33.6%	35.0%	76.6%	87.9%	4.8%	12.1%
Cash/earnings 3-year average *	N/A	N/A	48.4%	66.5%	56.4%	34.9%
Employees:
Total full-time employees at year-end	11,049	11,649	11,994	13,752	16,141	18,005
Denmark	7,005	7,338	7,409	8,767	10,127	11,104
Rest of Europe	1,619	1,760	1,935	1,999	2,292	2,361
North America	975	1,004	1,082	999	1,404	1,481
Japan & Oceania	853	858	825	771	787	811
International Operations	597	689	743	1,216	1,531	2,248

52     FINANCIAL STATEMENTS FOR 2002

Summary of the Group 1997—2002

Key figures in EUR (million)	1997	1998	1999	2000	2001	2002

Net turnover	1,695	1,838	2,212	2,803	3,202	3,393
Net turnover by therapy areas
Diabetes care	1,197	1,322	1,586	1,964	2,239	2,380
Haemostasis management (NovoSeven®)	50	78	177	306	417	488
Growth hormone therapy	211	202	232	284	291	288
Hormone replacement therapy	136	147	152	176	193	181
Other	101	89	65	73	62	56
Net turnover by geographical areas:
Europe	888	983	1,051	1,230	1,421	1,465
North America	151	212	373	554	711	797
Japan & Oceania	409	384	507	633	606	571
International Operations	247	259	281	386	464	560

Licence fees and other operating income (net)	95	194	130	77	117	134
Operating profit	329	395	475	649	756	804
Net financials	52	33	(24)	3	57	45
Profit before taxation	381	428	451	652	813	849
Income taxes	142	156	181	236	292	298
Net profit	239	272	270	416	521	551

Cash and current asset investments	394	199	464	518	412	234
Total assets	3,033	2,975	3,109	3,357	3,893	4,242
Current liabilities	581	564	666	740	809	804
Long-term debt	121	134	136	128	116	111
Shareholders’ funds	2,196	2,125	2,138	2,287	2,712	3,088

Investments in tangible fixed assets (net) **	246	222	170	288	518	540
Investments in intangible assets and fixed asset investments (net)	(1)	12	4	(3)	39	11
Free cash flow	80	95	206	365	25	67
Net cash flow	102	(138)	239	75	(102)	(139)

Share data:
Earnings per share in DKK *	4.76	5.43	5.60	8.84	11.18	11.81
Earnings per share diluted in DKK *	4.76	5.43	5.59	8.82	11.10	11.72
Cash flow per share in DKK *	6.49	6.59	7.91	15.06	12.50	14.08
Shareholders’ funds per share in DKK *	43.83	42.52	44.40	48.63	58.08	66.14
Dividend per share in DKK	1.15	1.55	1.95	2.65	3.35	3.60
Number of shares at year-end (million)	375.2	377.2	377.2	377.2	354.7	354.7
Number of shares outstanding at year-end (million)	372.0	362.5	354.5	345.5	346.7	345.3
Average number of shares outstanding (million) *	372.0	371.0	357.5	349.2	345.7	346.7
Average number of shares outstanding incl share options ’in the money’ (million)	372.0	371.0	357.9	350.2	348.2	349.3
Quoted price at year-end for B shares in DKK *	178	153	178	285	342	205
Quoted price (high) for B shares during the year in DKK	181	218	182	368	393	340
Quoted price (low) for B shares during the year in DKK	95	122	120	168	277	168
Quoted price at year-end for ADRs in USD *	26.17	24.13	23.45	35.40	40.10	28.90
Market capitalisation in DKK million *	66,398	55,452	63,052	98,507	118,563	70,613
Price/earnings *	37.46	28.16	31.77	32.24	30.59	17.36
Price/cash flow *	27.48	23.21	22.49	18.93	27.36	14.56
Price/shareholders’ funds *	4.06	3.60	4.00	5.86	5.87	3.10
Earnings per share in accordance with US GAAP in DKK	5.13	5.12	6.87	10.18	10.10	12.24
Earnings per share diluted in accordance with US GAAP in DKK	5.11	5.09	6.76	10.14	10.03	12.23
Earnings per ADR in accordance with US GAAP in USD *	0.64	0.64	0.85	1.27	1.20	1.73
Earnings per ADR diluted in accordance with US GAAP in USD *	0.64	0.63	0.84	1.26	1.19	1.73

*For definitions, please refer to page 54.

**For 2002 Investments in tangible fixed assets (net) includes fixed assets acquired in connection with the acquisition of Biobrás (DKK 104 million/EUR 14 million).

Comparative figures for 1997—1999 are derived from the consolidated accounts of the former Novo Nordisk Group (prior to the demerger) — all dividends are allocated to the continuing Novo Nordisk.

Key figures are translated into EUR as supplementary information — the translation is based on the exchange rate at the end of the year (EUR 1 = DKK 7,4243).

FINANCIAL STATEMENTS FOR 2002     53

Financial definitions The Novo Nordisk Group

ADRs
American Depositary Receipts

Number of shares outstanding
The number of shares outstanding is the total number of shares excluding the holding of own shares.

Cash flow per share
Cash flow from operating activities divided by the average number of shares outstanding.

Cash/earnings
Free cash flow as a percentage of net profit.

Earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Earnings per share diluted
Net profit divided by the sum of average number of shares outstanding including number of share options ‘in the money’.

Effective tax rate
Income taxes as a percentage of profit before taxation.

Equity ratio
Shareholders’ funds at year-end as a percentage of the sum of total liabilities and shareholders’ funds at year-end.

Gross margin
Gross profit as a percentage of net turnover.

Market capitalisation
Total number of shares outstanding at year-end multiplied by the quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange.

Net profit margin
Net profit as a percentage of net turnover.

Operating profit (EBIT)
Earnings before interest and tax.

Operating profit margin
Operating profit (EBIT) as a percentage of net turnover.

Payout ratio
Total dividends for the year as a percentage of net profit.

Price/cash flow
The quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange divided by cash flow per share.

Price/earnings
The quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange divided by earnings per share.

Price/shareholders’ funds
The quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange divided by shareholders’ funds per share.

Quoted price at year-end for ADRs
The quoted (closing) price at year-end for Novo Nordisk’s ADRs on the New York Stock Exchange.

Quoted price at year-end for B shares
The quoted (closing) price at year-end for Novo Nordisk’s B shares on the Copenhagen Stock Exchange.

Return on shareholders’ funds
Net profit as a percentage of average shareholders’ funds (the sum of shareholders’ funds at the beginning of the year and at year-end divided by two).

ROIC (return on invested capital)
Operating profit after tax (using the effective tax rate) as a percentage of average stocks, debtors, tangible and intangible assets less non-interest bearing liabilities including provisions (the sum of above assets and liabilities at the beginning of the year and at year-end divided by two).

Shareholders’ funds per share
Shareholders’ funds at year-end divided by the total number of shares outstanding at year-end.

54    FINANCIAL STATEMENTS FOR 2002

The Novo Nordisk Group Quarterly figures 2001 and 2002 (unaudited)

	2001				2002

Key figures in DKK (million)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net turnover	5,350	6,001	5,965	6,460	5,481	6,553	6,445	6,708
Net turnover by therapy areas:
Diabetes care	3,754	4,184	4,210	4,476	3,834	4,578	4,555	4,698
Haemostasis management (NovoSeven®)	730	769	754	843	800	926	909	986
Growth hormone therapy	457	554	527	626	450	548	555	578
Hormone replacement therapy	327	365	350	393	335	349	323	335
Other	82	129	124	122	62	152	103	111
Net turnover by geographical area:
Europe	2,410	2,620	2,578	2,945	2,406	2,808	2,780	2,886
North America	1,216	1,385	1,345	1,331	1,354	1,498	1,557	1,504
Japan & Oceania	916	1,163	1,111	1,308	879	1,119	1,051	1,190
International Operations	808	833	931	876	842	1,128	1,057	1,128
Gross profit	4,046	4,447	4,375	4,929	4,074	4,870	4,755	4,855
Sales and distribution costs	1,704	1,770	1,823	1,918	1,849	1,953	1,827	1,850
Research and development costs	854	980	953	1,183	950	1,023	1,063	1,103
Administrative expenses	451	451	440	523	452	455	464	580
Licence fees and other operating income (net)	321	136	231	179	427	167	117	283
Operating profit	1,358	1,382	1,390	1,484	1,250	1,606	1,518	1,605
Net financials	237	4	93	82	17	82	24	198
Profit before taxation	1,595	1,386	1,483	1,566	1,267	1,688	1,542	1,803
Income taxes	574	499	534	558	443	591	540	631
Minority interests	—	—	—	—	—	4	1	(5)
Net profit	1,021	887	949	1,008	824	1,101	1,003	1,167
Depreciation and amortisation	273	265	270	273	299	296	302	435
Total shareholders’ funds	16,942	17,727	18,788	20,137	19,782	21,153	22,000	22,928
Total assets	26,228	27,321	28,774	28,905	28,674	30,520	32,101	31,498
Ratios:
Gross margin	75.6%	74.1%	73.3%	76.3%	74.3%	74.3%	73.8%	72.4%
Sales and distribution costs in per cent of net turnover	31.9%	29.5%	30.6%	29.7%	33.7%	29.8%	28.3%	27.6%
Research and development costs in per cent of net turnover	16.0%	16.3%	16.0%	18.3%	17.3%	15.6%	16.5%	16.4%
Administrative expenses in per cent of net turnover	8.4%	7.5%	7.4%	8.1%	8.2%	6.9%	7.2%	8.6%
Operating profit margin	25.4%	23.0%	23.3%	23.0%	22.8%	24.5%	23.6%	23.9%
Equity ratio	64.6%	64.9%	65.3%	69.7%	69.0%	69.3%	68.5%	72.8%
Share data:
Earnings per share/ADR (in DKK)	2.95	2.57	2.75	2.91	2.38	3.17	2.89	3.37
Earnings per share/ADR diluted (in DKK)	2.93	2.55	2.73	2.89	2.36	3.15	2.87	3.35
Average number of shares outstanding (million) — basic EPS	345.6	345.7	345.7	345.8	346.7	346.8	347.0	346.2
Average number of shares outstanding (million) — diluted EPS	348.1	348.1	348.1	348.4	349.8	349.4	349.4	348.5
Employees:
Number of full-time employees at the end of the period	14,473	15,410	16,074	16,141	17,561	17,925	18,041	18,005

FINANCIAL STATEMENTS FOR 2002    55

Management Statement and Auditors’ Report

STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT ON THE ANNUAL FINANCIAL REPORT

Today, the Board of Directors and Executive Management approved the Annual Financial Report of Novo Nordisk A/S for the year 2002. The Annual Financial Report has been prepared in accordance with the Danish Financial Statements Act, Danish Accounting Standards and other accounting regulations for companies listed on the Copenhagen Stock Exchange. In our opinion, the accounting policies used are appropriate and the Annual Financial Report gives a true and fair view of the Group’s and the Company’s assets, liabilities, shareholders’ funds, financial position, results and cash flows.

Gladsaxe, 6 February 2003

EXECUTIVE MANAGEMENT:	Lars Rebien Sørensen President and CEO	Jesper Brandgaard CFO	Lars Almblom Jørgensen

	Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

BOARD OF DIRECTORS:	Mads Øvlisen Chairman	Kurt Anker Nielsen Vice chairman	Kurt Briner

	Johnny Henriksen	Niels Jacobsen	Ulf J Johansson

	Anne Marie Kverneland	Stig Strøbæk	Jørgen Wedel

AUDITORS’ REPORT

We have audited the Annual Financial Report of Novo Nordisk A/S for 2002.

     This Annual Financial Report is the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Annual Financial Report based on our audit.

BASIS OF OPINION We conducted our audit in accordance with international and Danish auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Financial Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Financial Report. An audit also includes assessing the accounting policies used and significant estimates made by Management, as well as evaluating the overall Annual Financial Report presentation. We believe that our audit provides a reasonable basis for our opinion.

     Our audit did not give rise to any qualifications.

OPINION In our opinion, the Annual Financial Report gives a true and fair view of the Group’s and the Company’s assets, liabilities, shareholders’ funds, financial position at 31 December 2002 and of the results of the Group’s and the Company’s operations and consolidated cash flows for the financial year 2002 in accordance with the Danish Financial Statements Act and the accounting regulations for companies listed on the Copenhagen Stock Exchange.

Gladsaxe, 6 February 2003

PricewaterhouseCoopers	Ernst & Young Statsautoriseret Revisionsaktieselskab

Lars Holtug Danish State-Authorised Public Accountant	Ole B Neerup Danish State-Authorised Public Accountant

Mogens Nørgaard Mogensen Danish State-Authorised Public Accountant

56    FINANCIAL STATEMENTS FOR 2002

SHAREHOLDER INFORMATION

Shareholder value
Novo Nordisk is committed to delivering long-term shareholder value. The commitment to creation of shareholder value is anchored in the Novo Nordisk
Way of Management containing the company’s Vision and commitments to the Triple Bottom Line.

Novo Nordisk’s Vision sets the direction to secure growth of the business and deliver competitive results. Creating a sustainable high level of shareholder return is partly pursued through continued reinvestment in the core business areas to drive profit growth, but also through a continued increase in total cash returned to shareholders in the form of dividends and share repurchase programmes.

     Over the recent past years, Novo Nordisk has taken active measures to support the creation of shareholder value:

•	The company’s enzymes business was demerged in November 2000 into a separate listed company, Novozymes A/S. This enabled Novo Nordisk to continue as a focused healthcare company.

•	Long-term financial targets were defined and communicated to the stock market in 2001.

•	Payout ratio has been increased gradually over the years.

•	Following DKK 6 billion in share buy-back schemes since 1998, the company in August 2001 cancelled 6% of its shares to gain the flexibility to make new schemes. Novo Nordisk announced a new DKK 2 billion buy-back scheme in August 2002.

•	The Novo Nordisk share was split 2 to 1 in 1997 and 5 to 1 in both 1984 and 2001, in order to increase liquidity of shares.

Share-based incentives have been defined:

•	An annual share option programme based on performance covers around 350 key Novo Nordisk employees.

•	All members of Executive Management have been required to invest the equivalent of one year’s gross salary in Novo Nordisk shares. They have received four options for each share invested aligning management and shareholder reward structure.

•	An employee share programme has been rolled out during 2001 and 2002, under which all employees have been given the opportunity to buy 100 shares at a favourable price.

•	Novo Nordisk maintains an open communication and financial reporting policy, as transparency is believed to generate long-term value for all stakeholders.

SHARE INFORMATION The turnover of Novo Nordisk’s B shares on the Copenhagen Stock Exchange amounted to DKK 66.5 billion in 2002. The share price ended the year at DKK 205, compared with a price at year-end 2001 of DKK 342. The market value of Novo Nordisk’s outstanding share capital was DKK 71 billion at the end of 2002. In 2002 the Novo Nordisk share was the most traded stock on the Copenhagen Stock Exchange.

     During 2002, the price of Novo Nordisk’s B shares fell by 40%.

						1998-2002
						Compounded average
	1998	1999	2000	2001	2002	growth rate

Net profit for the year (in DKK million)	2,016	2,001	3,087	3,865	4,095	19.7%
Growth over previous year (in %)	13.8%	(0.7%)	54.3%	25.2%	6.0%

Dividend paid (in DKK)	428	562	691	916	1,161	28.4%
Payout ratio (in %)	23.3%	28.7%	29.7%	30.0%	30.4%

Shares repurchased (in DKK million)	1,970	1,448	2,472	24	386

Total cash to shareholders (in DKK million)	2,398	2,010	3,163	940	1,547
In % of net profit	119%	100%	102%	24%	38%

Novo Nordisk share price (in DKK)	153	178	285	342	205
(end of year)

SHAREHOLDER INFORMATION    20

Price development comparison — indexed

This compares to a decline in the Dow Jones European Health-care index of 32% and a decline in the Dow Jones US Healthcare index of 22%.

     Novo Nordisk’s B shares are quoted on the stock exchanges in Copenhagen and London and on the New York Stock Exchange in the form of American Depositary Receipts (ADRs) with the ticker code ‘NVO’. The B shares are traded in units of DKK 2. The ratio of Novo Nordisk B shares to ADRs is 1:1 (one B share to one ADR). The B shares are issued to the bearer but may upon request be registered in the holder’s name in Novo Nordisk’s register of shareholders. Each holding of DKK 2 of the A share capital carries 10 votes. Each holding of DKK 2 of the B share capital carries 1 vote.

SHARE OWNERSHIP Novo Nordisk’s A shares — a total of 53,743,600 — are held by Novo A/S (based in Gladsaxe, Denmark),a private limited Danish company which is 100% owned by the Novo Nordisk Foundation (based in Gentofte, Denmark). In addition, Novo A/S holds 40,973,900 B shares. Holding 26.7% of the total share capital, Novo A/S controls 69.8% of the total number of votes. As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on the available sources of information on the company’s shareholders, it is estimated that Novo Nordisk’s shares at the end of 2001 were distributed as shown in the table below. At that point in time 84.2% of the total share capital was included in Novo Nordisk’s register of shareholders.

FORM 20-F Copies of the Form 20-F Report for 2001 filed in April 2002 with the US Securities and Exchange Commission can be obtained upon request from Novo Nordisk Pharmaceuticals, Inc. The Form 20-F Report for 2002 is expected to be filed before the end of April 2003.

PAYMENT OF DIVIDENDS Shareholders resident in Denmark will — unless they are tax exempt — receive their dividend in DKK with the statutory deduction of 28% Danish tax. B shareholders resident outside of Denmark will receive their dividend in DKK with the statutory deduction of 28% Danish tax. ADR holders will receive their dividend in USD with the statutory deduction of 28% Danish tax. If the holder is resident in the US or Canada the deduction might be reduced to 15%. Shareholders resident in countries outside of Denmark are eligible for a refund of dividend tax deducted in Denmark subject to the double taxation conventions in force between Denmark and the countries concerned. US and UK resident shareholders may apply to the Danish authorities for a refund of dividend tax in excess of 15%.

     Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracing of lost shares should be addressed to Novo Nordisk’s transfer agents:

Outside North America:
Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
Morgan Guaranty Trust Company of New York
Morgan Service Center
PO Box 842006 Boston,
MA 02284-2006 USA
Tel +1 781 575 4328
Fax +1 781 575 4082

INTERNET Novo Nordisk’s homepage for investors can be found at www.novonordisk.com. It includes historic and updated information about Novo Nordisk’s activities: press releases from 1995 and onwards, financial results, investor presentations, background information, recent annual reports and accounts, and environmental and social reports.

INVESTOR RELATIONS Shareholders, analysts, representatives from the financial community, brokers and other stakeholders are asked to communicate via Novo Nordisk’s Investor Relations service in questions concerning Novo Nordisk and the company’s business areas:

Outside North America:
Novo Nordisk A/S
Novo Allé
2880 Bagsvaerd
Denmark

Peter Haahr
Tel +45 4442 1207
Fax +45 4443 6633
E-mail pehr@novonordisk.com

56    SHAREHOLDER INFORMATION

Christian Kanstrup
Tel +45 4443 7801
Fax +45 4443 6633
E-mail cka@novonordisk.com

In North America:
Novo Nordisk Pharmaceuticals, Inc
100 College Road West
Princeton, New Jersey 08540
USA

Palle Holm Olesen
Tel +1 609 919 7846
E-mail phoo@novonordisk.com

FINANCIAL CALENDAR FOR 2003
Annual General Meeting		25 March

Dividend
Ex-dividend	B shares	26 March
	ADRs	26 March
Record date	B shares	28 March
	ADRs	28 March
Payment	B shares	31 March
	ADRs	7 April

Announcement of financial results
First three months		30 April
Half year		6 August
Nine months		29 October
Full year		5 February 2004

Shareholder magazine available
First three months		Mid-May
Half year		Mid-August
Nine months		Mid-November

Price development of Novo Nordisk’s B shares on the Copenhagen Stock Exchange relative to the KFX index
Index 1 January 2000=100

Price development of Novo Nordisk’s ADRs on the New York Stock Exchange relative to Standard & Poor’s 400 MidCap index
Index 1 January 2000=100

Price development and monthly turnover of Novo Nordisk’s B shares on the Copenhagen Stock Exchange, year 2002
DKK

SHAREHOLDER INFORMATION    59

Board of Directors

From left to right: Kurt Briner, Stig Strøbæk, Mads Øvlisen, Anne Marie Kverneland, Jørgen Wedel, Niels Jacobsen, Johnny Henriksen, Ulf J Johansson and Kurt Anker Nielsen.

Kurt Briner
Kurt Briner works as an independent consultant in the pharmaceutical and biotech industry and is a board member of CBax SA, Equity4Life AG, OM Pharma, Progenics Pharmaceuticals Inc and a member of the Supervisory Board of Altana Pharma GmbH. In 1988 he was promoted president & CEO of Sanofi Pharma — a position he held until 1998. He has been chairman of the European Federation of Pharmaceutical Industries and Associations, Brussels (EFPIA).

     Kurt Briner was elected to the Board of Novo Nordisk A/S in November 2000 and was re-elected in March 2002. Mr Briner’s term as a board member expires in March 2005. Mr Briner is a Swiss national, born on 18 July 1944.

Stig Strøbæk
Stig Strøbæk has been an employee-elected member of the Board of Directors of Novo Nordisk A/S and of the Board of Governors of the Novo Nordisk Foundation since 1998. Mr Strøbæk is presently working in Product Supply as an electrician.

     Stig Strøbæk has been re-elected by the employees in March 2002 and his term as a board member expires in March 2006. Mr Strøbæk is a Danish national, born on 24 January 1964.

Mads Øvlisen
Mads Øvlisen is chairman of the Board of Novo Nordisk A/S. Former president and chief executive officer of Novo Nordisk, Mr Øvlisen became chairman of the Board in November 2000. Mr Øvlisen is also chairman of the Board of the Danish Royal Theatre (2000), and chairman of the Board of LEGO A/S (a member of the board since 1990, chairman since 1996) and a member of the Board of the Wanås Foundation, Sweden. Further, he is the chairman of The Copenhagen Centre. Mr Øvlisen was made Knight of first degree of the Dannebrog in 1997 and holds the Italian Order of Merit (It.F.3). He is adjunct professor of corporate social responsibility at the Copenhagen Business School.

     Mads Øvlisen was elected to the Board of Novo Nordisk A/S (initially in the former Novo Industri A/S) in 1981 and has been re-elected since for subsequent three-year periods. Mr Øvlisen’s term as a board member expires in March 2004. Mr Øvlisen is a Danish national, born on 9 March 1940.

Anne Marie Kverneland
Anne Marie Kverneland has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since November 2000. Ms Kverneland works as a laboratory technician in Discovery.

     Anne Marie Kverneland has been re-elected by the employees in March 2002 and her term as a board member expires in March 2006. Ms Kverneland is a Danish national, born on 24 July 1956.

Jørgen Wedel
Prior to his retirement in 2001, Jørgen Wedel was executive vice president of the Gillette Company. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group.

     Jørgen Wedel was elected to the Board of Novo Nordisk A/S in November 2000 and his term expires in November 2003. Mr Wedel is a Danish national, born on 10 August 1948.

Niels Jacobsen
Since 1998, Niels Jacobsen has been president & CEO of William Demant Holding A/S and Oticon A/S, an industrial group in the hearing healthcare field. Mr Jacobsen is a board member of Micro Matic Holding A/S, Højgaard Holding A/S, Sennheiser Communications A/S, Himsa A/S and chairman of the board of Hearing Instrument Manufacturers Patent Partnership A/S. Furthermore Mr Jacobsen holds a seat on The Central Board of Confederation of Danish Industries.

     Niels Jacobsen was elected to the Board of Novo Nordisk A/S in November 2000 and his term expires in November 2003. Mr Jacobsen is a Danish national, born on 31 August 1957.

Johnny Henriksen
Johnny Henriksen has been an employee-elected member of the Board of Directors of Novo Nordisk A/S since March 2002. He joined Novo Nordisk in January 1986 and currently works as an environmental adviser in Product Supply.

     Johnny Henriksen’s term as a board member expires in March 2006. Mr Henriksen is a Danish national, born on 19 April 1950.

Ulf J Johansson
In 1990 Ulf Johansson founded and became chairman of Europolitan Holdings AB, a GSM mobile telephone operator in Sweden, publicly listed since 1994. Since 1990 Mr Johansson has been a member of the Royal Swedish Academy of Engineering Sciences. He is chairman of the Boards of Directors of Europolitan Vodafone AB (formerly Europolitan Holdings AB), Frontec AB, Zodiak Venture AB, Spirea AB and Eurostep Group AB. He is also a board member of Novo A/S and Trimble Navigation Ltd and chairman of the University Board of the Royal Institute of Technology, Stockholm.

     Ulf Johansson was elected to the Board of Novo Nordisk A/S in March 1998 and was re-elected in March 2001. Mr Johansson’s term as a board member expires in March 2004. Mr Johansson is a Swedish national, born on 21 August 1945.

Kurt Anker Nielsen
Kurt Anker Nielsen is vice chairman of the Board of Novo Nordisk A/S and CEO of Novo A/S. He serves as vice chairman of the Boards of Novo Nordisk A/S and Novozymes A/S and as a board member of DakoCytomation A/S and ZymoGenetics, Inc. Furthermore, Mr Nielsen serves as a board member of Coloplast A/S.

     Kurt Anker Nielsen was elected to the Board of Novo Nordisk A/S in November 2000 and was re-elected in March 2002. Mr Nielsen’s term as a board member expires in March 2005. Mr Nielsen is a Danish national, born on 8 August 1945.

60    BOARD OF DIRECTORS

Executive Management

From left to right: Jesper Brandgaard, Mads Krogsgaard Thomsen, Kåre Schultz, Lars Rebien Sørensen, Lars Almblom Jørgensen and Lise Kingo.

Jesper Brandgaard
Jesper Brandgaard is executive vice president and chief financial officer (CFO), Novo Nordisk A/S. He joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance. Mr Brandgaard was appointed CFO in November 2000.

     Jesper Brandgaard serves as chairman of the Boards of Novo Nordisk Engineering A/S and Novo Nordisk IT A/S. He is a Danish national, born on 12 October 1963.

     Jesper Brandgaard holds an MSc in Economics and Auditing (1990) as well as a Master of Business Administration (1995) both from the Copenhagen Business School.

Mads Krogsgaard Thomsen
Mads Krogsgaard Thomsen is executive vice president and chief science officer (CSO), Novo Nordisk A/S. He joined Novo Nordisk in 1991 as head of Pharmacology, Biopharmaceuticals Division. Mr Thomsen was appointed CSO in November 2000.

     Mads Krogsgaard Thomsen sits on the editorial boards of three international journals and is a member of the Board of Directors of the Danish Technical University. He is a Danish national, born on 27 December 1960.

     Mads Krogsgaard Thomsen holds a Doctor of Veterinary Medicine degree from the Royal Veterinary and Agricultural University in Denmark in 1986, where he also obtained a PhD degree in 1989 and a DSc degree in 1991 and in 2000 became professor of pharmacology.

Kåre Schultz
Kåre Schultz is executive vice president and chief operating officer (COO), Novo Nordisk A/S. He joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000 Mr Schultz was appointed chief of staffs. In March 2002 he took over the responsibility of COO.

     Kåre Schultz is a Danish national, born on 21 May 1961. He holds an MSc (Economy) from the University of Copenhagen (1987).

Lars Rebien Sørensen
Lars Rebien Sørensen is president and chief executive officer (CEO) of Novo Nordisk A/S. He joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years he has been stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed member of Corporate Management in May 1994, and was given the special responsibility in Corporate Management for Health Care in December 1994. He was appointed president and CEO in November 2000.

     Lars Rebien Sørensen is a member of the Board of Scandinavian Airlines System AB and ZymoGenetics, Inc. He is a Danish national, born on 10 October 1954.

     Lars Rebien Sørensen has a Master’s degree in forestry from The Royal Veterinary and Agricultural University in Denmark in 1981, and a BSc in International Economics from the Copenhagen Business School in 1983.

Lars Almblom Jørgensen
Lars Almblom Jørgensen is executive vice president and chief of staffs (COS), Novo Nordisk A/S. He joined Novo Nordisk in 1980 as area manager for North America. In November 2000 Mr Jørgensen was appointed chief of operations. In March 2002 he took over the responsibility of COS.

     Lars Almblom Jørgensen serves as chairman of the Board of Novo Nordisk Servicepartner A/S. He is a Danish national, born on 31 July 1948.

     Lars Almblom Jørgensen received his MSc (Econ) from the Copenhagen Business School in 1976.

Lise Kingo
Lise Kingo is executive vice president, Stakeholder Relations. She joined Novo Nordisk’s Enzymes Promotion in 1998 and worked over the years to build up the company’s Triple Bottom Line approach. In 1999 Ms Kingo was appointed corporate vice president, Stakeholder Relations. She was appointed executive vice president, Stakeholder Relations in March 2002.

     Lise Kingo is a member of the Board of Business for Social Responsibility in the US and a core faculty member of HRH Prince of Wales Businesses and the Environment Programme. She is a Danish national, born on 3 August 1961.

     Lise Kingo holds a BA in Religions and Ancient Greek Art (1986, University of Aarhus, Denmark), a BCom in Marketing Economics (1991, the Copenhagen Business School) and an MSc (Responsibility and Business Practice) from the University of Bath, United Kingdom (2000).

Senior Management Board
Mariann Strid Christensen	Quality
Klaus Ehrlich	Europe
Peter Bonne Eriksen	Regulatory Affairs
Torben Skriver Frandsen	Novo Nordisk IT
Hans Glise	Development
Jesper Høiland	International Marketing
Per Jansen	Novo Nordisk Servicepartner
Lars Guldbæk Karlsen	Protein Delivery Systems
Peter Kurtzhals	Discovery
Roger Moore	Japan & Oceania
Ole Ramsby	Legal Affairs
Witte Rijnberg	International Operations
Martin Soeters	North America
Per Valstorp	Product Supply
Hans Ole Voigt	Novo Nordisk Engineering

EXECUTIVE MANAGEMENT    61

Novo Nordisk produces three annual publications

•	Annual Review: a summary of 2002’s financial results, activities and events, including the management report, feature and news articles on significant topics.

•	Annual Financial Report: the full set of accounts and notes from the Novo Nordisk Group and its parent company Novo Nordisk A/S.

•	Sustainability Report: accounts for our strategies, activities and targets regarding social, environmental, ethical and socio-economic issues affecting our future business performance.

All shareholders automatically receive the Annual Review. However, to reduce the environmental and financial costs of producing and distributing these publications, the Annual Financial Report and Sustainability Report are only sent to shareholders upon request. The reports are all available at www.novonordisk.com where paper copies can also be ordered.

Novo Nordisk A/S
Novo Allé
2880 Bagsvaerd
Denmark

Tel +45 4444 8888
Fax +45 4449 0555

www.novonordisk.com
CVR No 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 20 February 2003	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer